THE UNITS DESCRIBED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER SECURITIES LAW OF ANY JURISDICTION. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN. THE UNITS DESCRIBED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND REPURCHASE OPTIONS SET FORTH IN THIS AGREEMENT.

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

N&L WORK APP, LLC

A FLORIDA LIMITED LIABILITY COMPANY

effective as of

October 1, 2018

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LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
N&L WORK APP, LLC
A FLORIDA LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is entered into as of October 1, 2018, by and among those parties whose names are set forth on the signature pages hereto.

RECITALS

WHEREAS, on October 1, 2018, Articles of Organization of **N&L Work App, LLC**, a limited liability company organized under the laws of the State of Florida (the "**Company**"), were filed with the Florida Secretary of State;

WHEREAS, Company's primary line of business will be the development, production, distribution, promotion, marketing, and exploitation of a mobile application (each a "**Project**" and collectively, the "**Projects**"), which along with the furnishing of the marketing services of Landy Abreus ("**LAbreus**"), Nandy Abreus ("**NAbreus**"), Yuniel Infante ("**Infante**"), Manuel Villaverde Jr. ("**Villaverde**") and/or Roger Schaeffler ("**Schaeffler**") shall constitute the "**Company Activities**"; and

WHEREAS, the parties hereto desire to enter into this Agreement (as defined below) to provide for the management of the business and the affairs of the Company, the allocation of profits and losses, the distribution of cash of the Company among the Members, the rights, obligations and interests of the Members to each other and to the Company, and certain other matters;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement. In referring to sections or provisions of the Code or Regulations, it is intended that the terms "partner" and "partnership" (or variations thereof) appearing therein shall be read, respectively, as Member or Company (or variations thereof).

1.1 "**Act**" means the Florida Limited Liability Company Act including amendments from time to time

1.2 "**Adjusted Capital Account Deficit**" means, with respect to any Person, the deficit balance, if any, in such Person's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) credit to such Capital Account any amounts which such Person is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the next to the last sentence of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations after taking into account any changes during such year in Company Minimum Gain and Member Minimum Gain; and

        (b)   debit to such Capital Account the items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

        1.3   "**Affiliate**" means with respect to a specified Person: (a) any Person that directly or indirectly through one or more intermediaries, alone or through an affiliated group, controls, is controlled by, or is under common control with, such specified Person, (b) any Person that is an officer, director, partner, trustee, member, or employee of, or serves in a similar capacity with respect to, such specified Person (or an Affiliate of such specified Person), (c) any Person that, directly or indirectly, is the beneficial owner of 10% or more of any class of equity securities of, or otherwise has a substantial beneficial interest in, the specified Person or of which the specified Person is directly or indirectly the owner of 10% or more of any class of equity securities or in which the specified Person has a substantial beneficial interest, or (d) any relative or spouse of the specified Person.

        1.4   "**Agreement**" means this limited liability company operating agreement, as originally executed and as amended from time to time.

        1.5   "**Allocated Portion**" of a Member, with respect to any Offered Interest pursuant to Article VIII, means the portion of such Offered Interest that such Member is entitled to purchase, stated as a percentage, the numerator of which shall be such Member's Percentage Interest as of the applicable date, and the denominator of which shall be the aggregate Percentage Interests of all Members having the right to purchase such Membership Interest pursuant to Article VIII as of the applicable date.

        1.6   "**Articles of Organization**" means the Articles of Organization of the Company filed pursuant to Section 2.1.

        1.7   "**Available Cash**" means the amount of cash and cash equivalent assets held by the Company, less (a) all current liabilities of the Company, and (b) reasonable working capital and other amounts that the Managers deem advisable or necessary for the operation of the business of the Company, including amounts that the Managers deem advisable or necessary to place into reserves for (i) customary and usual claims and costs, and (ii) anticipated expenditures, including, without limitation, Tax Distributions pursuant to Section 4.7.

        1.8   "**Bona Fide Offer**" means a written offer from any proposed Transferee of any Offered Interest that states (a) the form and amount of consideration being offered by such proposed Transferee for such Offered Interest, (b) other material terms of the proposed Transfer, and (c) the proposed timetable for the consummation of the proposed Transfer.

        1.9   "**Book Value**" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Book Value of any asset contributed by a Member to the Company shall be such asset's gross fair market value at the time of such contribution, as determined by the Managers;

(b)   The Book Value shall be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes, except that the depreciation deduction taken into account each Fiscal Year for purposes of adjusting the Book Value of an asset shall be the amount of Depreciation with respect to such asset taken into account for purposes of computing Net Income or Net Loss for the Fiscal Year;

(c)   The Book Value of any asset distributed to a Member by the Company shall be such asset's gross fair market value at the time of such distribution, as determined by the Managers; and

(d)   Upon election by the Managers, the Book Value of all Company assets shall be adjusted upon the events and in the manner specified in Regulations Section 1.704-1(b)(2)(iv)(f), including upon any adjustment to Members' Percentage Interests pursuant to Section 3.3.

1.10   "**Business**" means (a) the ownership and management of Company and (b) performance of the Company Activities.

1.11   "**Business Day**" means any day that is not a Saturday, Sunday or other day on which commercial banks in Miami, Florida are authorized or required by law to remain closed.

1.12   "**Capital Account**" means, in respect of any Member, the capital account that the Company establishes and maintains for such Member pursuant to Section 3.1.

1.13   "**Capital Contribution**" means, with respect to any Member, the amount of money and the fair market value of any property (other than money) contributed (or deemed contributed pursuant to Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under Code Section 752) with respect to the Membership Interest held by such Member. A Capital Contribution shall not be considered a loan to the Company.

1.14   "**Cause**" means: (a) the commission by or on behalf of a Manager of the Company of any material act or omission constituting fraud or embezzlement with respect to the Company; (b) the breach or violation of any term of this Agreement by any Manager that is not cured within thirty (30) days of written notice; or (c) the conviction (or plea of *nolo contendere*) for any felony involving dishonesty, disloyalty or moral turpitude, whether or not in connection with such person's role with respect to the Company.

1.15   "**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

1.16   "**Commercial Financing**" means cash loans (or access to cash loans upon demand) provided by a bank or other state or federally chartered commercial lending institution that (i) bears an interest rate consistent with then-current market terms for such institutions, (ii)

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does not require the Company to provide any equity or warrants to the lending institution, (iii) requires the payment of fees, costs and the like by the Company of not more than one percent (1%) of the amount of cash committed to be lent, and (iv) is unsecured or, if secured, does not include any Concept IP as security.

1.17　　**"Company"** means N&L Work App, LLC, a Florida limited liability company.

1.18　　**"Company Minimum Gain"** has the meaning ascribed to the term "partnership minimum gain" in the Regulations Section 1.704-2(d).

1.19　　**"Controls," "Control," "Controlling,"** whether or not capitalized, means the power, directly or indirectly, to direct or cause the direction of the management and policies of a person or entity through ownership of voting securities, contract or otherwise.

1.20　　**"Depreciation"** means an amount equal to the depreciation, amortization or other cost-recovery deduction allowable with respect to an asset for the Fiscal Year or other period, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of the Fiscal Year or other period, Depreciation will be an amount which bears the same ratio to the beginning Book Value as the Federal income tax depreciation, amortization or other cost-recovery deduction for the Fiscal Year or other period bears to the beginning adjusted tax basis; provided, however, that if the Federal income tax depreciation, amortization or other cost-recovery deduction for the Fiscal Year or other period is zero, Depreciation will be determined by reference to the beginning Book Value using any reasonable method.

1.21　　**"Economic Interest"** means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote, participate in the management of the Company, or the right to information concerning the business and affairs of the Company.

1.22　　**"Economic Risk of Loss"** shall have the meaning specified in Regulations Section 1.752-2.

1.23　　**"Effective Date"** means the date first above written.

1.24　　**"ERISA"** means the Employee Retirement Income Security Act of 1974, as amended, and all guidance promulgated thereunder.

1.25　　**"Financing"** has the meaning set forth in Section 3.2.

1.26　　**"Fiscal Year"** means the Company's fiscal year, which shall be the calendar year (except as otherwise required by law), and any partial year with respect to the fiscal years in which the Company is organized and dissolved or terminated.

1.27　　**"Initial Members"** means the Members set forth on Schedule I on the date of this Agreement. A reference to an "Initial Member" means any of the Initial Members.

1.28　　**"Joinder"** has the meaning set forth in the preamble to this Agreement.

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1.29   "**Losses**" means all damages, liabilities, awards, judgments, assessments, fines, sanctions, penalties, charges, costs, liens, losses, payments, expenses and fees, including all court costs and reasonable attorneys' and accountants' fees and expenses sustained or incurred in connection with the defense or investigation of any Proceeding.

1.30   "**Manager**" means each of the Persons designated as such in Section 5.1(a), and each other Person duly appointed as "Manager" of the Company from time to time.

1.31   "**Member**" means an Initial Member or a Person who otherwise acquires a Membership Interest and has executed the Joinder, as permitted under this Agreement, who's Membership Interest has not been terminated.

1.32   "**Member Minimum Gain**" has the meaning ascribed to the term "partner nonrecourse debt minimum gain" in Regulations Section 1.704-2(i)(2).

1.33   "**Member Nonrecourse Debt**" has the meaning ascribed to the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

1.34   "**Member Nonrecourse Deductions**" means items of Company loss, deduction, or Code Section 705(a)(2)(b) expenditures that are attributable to Member Nonrecourse Debt within the meaning of Regulations Section 1.704-2(i).

1.35   "**Membership Interest**" means a Member's entire interest in the Company, including the Member's Economic Interest, right to vote on or participate in the management of the Company to the extent provided by the Act and this Agreement, and right to receive information concerning the business and affairs of the Company provided by the Act and this Agreement.

1.36   "**Net Income**" and "**Net Loss**" means, for each fiscal year of the Company (or other period for which Net Income and Net Loss must be computed), an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) and the Regulations, and, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss. The determination of Net Income and Net Loss pursuant to the previous sentence shall be subject to the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Income or Net Loss shall be subtracted from Net Income or Net Loss;

(c)   Gains or losses resulting from any disposition of a Company asset with respect to which gains or losses are recognized for federal income tax purposes shall be

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computed with reference to the Book Value of the Company asset disposed of, notwithstanding the fact that the adjusted tax basis of such Company asset differs from its Book Value;

(d) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the taxable income or loss, there will be taken into account Depreciation;

(e) If the Book Value of any Company asset is adjusted pursuant to the definition of "Book Value," the amount of the adjustment will be taken into account as gain or loss from the disposition of the asset for purposes of computing Net Income or Net Loss; and

(f) Notwithstanding any other provision of this subsection, any items of income, gain, loss or deduction that are specially allocated shall not be taken into account in computing Net Income or Net Loss.

1.37 "**Nonrecourse Liability**" has the meaning set forth in Regulations Section 1.752-1(a)(2).

1.38 "**Non-Contributed Amount**" has the meaning set forth in Section 3.3.

1.39 "**Notice**" means a written notice required or permitted under this Agreement. A Notice shall be deemed given or sent: (a) three (3) business days after it is deposited, as certified mail, return receipt requested, postage and fees prepaid, in the United States mails; (b) when personally delivered to the recipient; (c) one (1) business day after it has been transmitted by electronic means (including e-mail or fax), and such transmission is electronically confirmed as having been successfully transmitted; or (d) one (1) business day after it has been delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the Notice to the recipient.

1.40 "**Partially Adjusted Capital Account**" means, with respect to any Member and any Fiscal Year, the aggregate capital account of such Member in the Company as of the beginning of such Fiscal Year, adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv) with respect to such Fiscal Year but before giving effect to any allocations of Net Income or Net Loss or items of income, gain, loss and deduction of such Fiscal Year.

1.41 "**Percentage Interest**" means, with respect to a Member, the Units held by such Member, as a percentage of the total of all issued and outstanding Units. The number of Units held by each Member, and the Percentage Interest of such Member, shall be as set forth opposite such Member's name on Schedule I, which shall be amended from time to time in accordance with the terms of this Agreement.

1.42 "**Person**" means and includes any natural person, corporation, firm, joint venture, partnership, limited liability company, trust, unincorporated organization, government or any department, political subdivision or agency of a government.

1.43 "**Proceeding**" means and includes any action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative or investigative in nature.

1.44   "**Purchase Price**" means the form and amount of consideration to be paid by the Company for any Offered Interest, which shall be the same as that set forth in the related Bona Fide Offer, or in the event that the Company purchases less than all of the Offered Interest, the ratable portion thereof.

1.45   "**Regulations**" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.46   "**Super-Majority**" means Members holding eighty percent (80%) or more of the Percentage Interests.

1.47   "**Target Capital Account**" means, with respect to any Member as of any date, an amount (which may be either a positive or a deficit balance) equal to the amount that such Member would receive as a distribution if all assets of the Company as of such date were sold for cash equal to the Book Value of such assets on the books of the Company, all liabilities of the Company were satisfied to the extent required by their terms, and the net proceeds were distributed by the Company to the Members pursuant to Section 4.3.

1.48   "**Transfer**" means and includes, in respect of a Membership Interest, or any element thereof, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, gift or other disposition or encumbrance of a Membership Interest or any element thereof, and, when used as a verb, to sell, hypothecate, pledge, assign, attach, bequest or otherwise dispose or encumber a Membership Interest or any element thereof.

1.49   "**Transferee**" means a Person who obtains or receives a Membership Interest or any element thereof by means of a Transfer.

1.50   "**Unit**" has the meaning ascribed thereto in Section 2.8.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1   Filing of Articles of Organization. The parties have organized the Company pursuant to the Act and the provisions of this Agreement and, for that purpose, have caused the Articles of Organization to be prepared and filed with the Florida Secretary of State on October 1, 2018. The Members agree that the rights, duties and liabilities of the Members and the Managers shall be as provided in the Act, except as otherwise expressly provided herein.

2.2   Name of Company. The name of the Company is "N&L Work App, LLC". The Company may do business under that name and under any other name or names that the Managers mutually select. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall comply with any requirements of the Act or applicable law.

2.3   Address of Company. The principal executive office of the Company shall be situated at 4770 Biscayne Blvd. Suite 900 Miami, FL 33137 or such other place or places as may be determined by the Managers from time to time.

2.4   Agent for Service of Process. The agent for service of process on the Company shall be Landy Abreus with address at 1100 Brickell Bay Dr. Apt 27E, Miami, FL 33131 or such other agent as may be determined by the Managers from time to time.

2.5   Business Purposes. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act, including, without limitation, the Business. The Company shall possess and may exercise all powers necessary or convenient to the conduct and promotion of the Company's business or activities.

2.6   Tax Treatment as Partnership. It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a "partnership" for Federal and State income tax purposes. Except as provided in the foregoing sentence, the Members intend the Company to be a limited liability company under the Act, and that they be Members, and not partners in a partnership. No Member shall take any action inconsistent with the express intent of the parties hereto.

2.7   Term of Company's Existence. The term of existence of the Company commenced on the effective date of filing of the Articles of Organization with the Florida Secretary of State, and shall continue in perpetuity, unless sooner terminated by the provisions of this Agreement or as provided by law.

2.8   Units. Each Member's interest in the Company, including such Member's interest, if any, in the capital, income, gains, losses, deductions and expenses of the Company, shall be represented by units of limited liability company interest (each, a "Unit"). The Company initially shall have a single authorized class of Units. As of the Effective Date, the Company has issued Units as set forth in Schedule I. The ownership by a Member of Units shall entitle such Member to allocations of Net Income and Net Loss and other items of income, gain, loss or deduction, and distributions of cash and other property, as set forth in Article IV. The Company may issue fractional Units and all Units shall be rounded to the third decimal place. The names of the Members and the number of Units held by such Members, among other things, shall be as set forth on Schedule I, as such Schedule may be amended by the Managers from time to time in accordance with the terms of this Agreement.

2.9   Omitted Without Any Implication.

2.10   Company Materials. The Members and the Managers hereby acknowledge and agree that the Company shall own all right, title, interest, and any other form of property or ownership interest in and to (i) all Projects, and (ii) any and all results and proceeds of the services provided by any such Person on the Company's behalf (including without limitation any such services rendered prior to the date of this Agreement) in connection with any Project and any and all materials, products, modifications that such Person develops, prepares for or provides to the Company (or has developed, prepared for or provided previously), to the extent the foregoing relate, directly or indirectly, to any Project (collectively, the "Material"), including

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without limitation any treatment, script, material or other form of intellectual property that has been, or is being, created, produced or otherwise developed for purposes of creating, developing or producing any Project. The Members and the Managers further acknowledge and agree that all of the Material, as delivered, constitutes a "work made for hire" within the meaning of the United States copyright law, as a work specially ordered or commissioned by Company. As such, the Company shall for copyright purposes be deemed the author of the Material as a work made for hire, and the Company shall have the right, in its own name and for its own benefit or otherwise, to obtain copyright of the Material and to renew such copyrights, free of any claim thereto by any Member or the Managers. In the event that the Material, or any part thereof, is found not to be a "work made for hire," then each Member and each Manager hereby irrevocably conveys, grants, transfers and assigns exclusively to the Company all rights of every kind and character throughout the universe, in perpetuity, in and to the Material, with the right to copyright same and to obtain renewals and extensions of such copyright in its own name or the name of its nominee. Each Manager's, and each Member's, grant of rights herein is irrevocable and without right of rescission by such Member or Manager. Each Member and each Manager shall, if and when requested by the Company, execute and deliver to the Company such other documents consistent with the terms of this Section 2.10 as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, protect, enforce or defend the rights granted to the Company hereunder. Each Member hereby irrevocably designate and appoint the Company as his, her or its true and lawful agent and attorney-in-fact, coupled with an interest, to execute, verify, acknowledge and deliver any and all such documents relating to the Company Materials which such Member or such Manager shall fail or refuse to execute, verify, acknowledge or deliver within three (3) business days after being requested to do so, and such Member or Manager hereby confirms and ratifies each such act taken by the Company.

ARTICLE III
CAPITAL ACCOUNTS AND CAPITAL CONTRIBUTIONS

3.1   Initial Capital Contributions and Capital Accounts. An individual Capital Account shall be maintained for each Member in accordance with the requirements of Regulations Section 1.704-1(b)(2)(iv), and the provisions of this Agreement respecting the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with those Regulations. If any Membership Interest (or portion thereof) is Transferred pursuant to and in accordance with this Agreement, the Transferee of such Membership Interest (or portion thereof) shall succeed to the transferring Member's Capital Account attributable to such Membership Interest (or portion thereof). As of the Effective Date, each Member has contributed (or agreed to contribute) its respective Capital Contribution and has a Capital Account and Percentage Interest as set forth on Schedule I.

3.2   Additional Capital Contributions. No Member shall be required to contribute any additional capital to the Company, except as expressly set forth herein.

3.3   Return of Capital Contributions. Except in accordance with the terms of this Agreement, no Member shall be entitled to withdraw, redeem, or to receive a return of, any part of a Capital Contribution or to receive any distributions, whether of money or property, from the Company.

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3.4   No Interest on Capital Contributions or Capital Accounts. Except as otherwise provided in this Agreement, no interest shall be paid on any Capital Contributions or on the balance of any Capital Account.

ARTICLE IV
PROFITS, LOSSES AND DISTRIBUTIONS

4.1   Allocations of Net Income and Net Loss. Subject to Section 4.2, Net Income and Net Loss of the Company for each Fiscal Year shall be allocated among the Members so as to reduce, proportionately, the difference between their respective Target Capital Accounts and Partially Adjusted Capital Accounts as of the end of such Fiscal Year.

4.2   Regulatory Allocations. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.2(a) is intended to comply with the "minimum gain chargeback" requirements of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Chargeback Attributable to Member Nonrecourse Debt. If there is a net decrease in Member Minimum Gain during any Fiscal Year, each Member with a share of Member Minimum Gain at the beginning of such Fiscal Year shall be specially allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, determined in accordance with Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(i). This Section 4.2(b) is intended to comply with the "partner minimum gain chargeback" requirements of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member unexpectedly receives any adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which results in an Adjusted Capital Account Deficit for the Member, such Member shall be allocated items of income and book gain in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible; provided, that an allocation pursuant to this Section 4.2(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.2(c) were not in the Agreement. This Section 4.2(c) is intended to constitute a "qualified income offset" as provided by Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   Member Nonrecourse Deductions. Member Nonrecourse Deductions shall be allocated among the Members who bear the Economic Risk of Loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in the ratio in which they share Economic Risk of Loss for such Member Nonrecourse Debt. This provision is to be interpreted in a manner consistent with the requirements of Regulations Section 1.704-2(b)(4) and (i)(1).

(e)   Nonrecourse Deductions. Any Nonrecourse Deductions (as defined in Regulations Section 1.704-2(b)(1)) for any Fiscal Year or other period shall be specially allocated to the Members in proportion to their Percentage Interests.

(f)   Regulatory Allocations. The allocations set forth in this Section 4.2 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the applicable Regulations promulgated under Code Section 704(b). Notwithstanding any other provision of this Article IV, the Regulatory Allocations shall be taken into account in allocating Net Income, Net Loss and other items of income, gain, loss and deduction to the Members for Capital Account purposes so that, to the extent possible, the net amount of such allocations of Net Income, Net Loss and other items shall be equal to the amount that would have been allocated to each Member if the Regulatory Allocations had not occurred.

(g)   Distributions of Available Cash. Subject to Section 4.7, the Available Cash of the Company (if any) shall be distributed to the Members, as and when determined by the Managers, but in no event less than quarterly, in the following order of priority:

(i)   First, to any Persons that make any Capital Contribution until such Person(s) has/have recouped One Hundred Percent (100%) of the amount of such party's/parties' Capital Contribution; and

(ii)   Thereafter, to the Members, in proportion to their relative Percentage Interests.

4.3   Record Dates. All Net Income and Net Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer of a Membership Interest during the taxable year, the Net Income and Net Loss shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Net Income, Net Loss, or proceeds attributable to any extraordinary non-recurring items of the Company.

4.4   Withholding Taxes.

(a)   The Company shall withhold taxes from distributions to, and allocations among, the Members to the extent required by law. Except as otherwise provided in this Section 4.4, any amount so withheld by the Company with regard to a Member shall be treated for purposes of this Agreement as an amount actually distributed to such Member pursuant to Section 4.2(g). An amount shall be considered withheld by the Company if, and at the time, remitted to a governmental agency without regard to whether such remittance occurs at the same time as the distribution or allocation to which it relates; *provided, however*, that an amount actually withheld from a specific distribution or designated by the Company as withheld from a specific allocation shall be treated as if distributed at the time such distribution or allocation occurs.

(b)   Each Member hereby agrees to indemnify the Company and the other Members for any liability they may incur for the failure of such Member to properly withhold taxes in respect of and which are under the control of such Member. Moreover, each Member hereby agrees that neither the Company nor any other Member shall be liable for any excess taxes withheld and paid to any taxing authority in respect of such Member's interest and that, in the event of overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate governmental authority.

(c)   Taxes withheld by third parties from payments to the Company shall be treated as if withheld by the Company for purposes of this Section 4.4. Such withholding shall be deemed to have been made in respect of all the Members in proportion to their respective allocable shares of the underlying items of Net Income to which such third-party payments are attributable. In the event that the Company receives a refund of taxes previously withheld by a third party from one or more payments to the Company, the economic benefit of such refund shall be apportioned among the Members in a manner reasonably determined to offset the prior operation of this Section 4.4(c) in respect of such withheld taxes.

4.5   No Restoration of Negative Capital Accounts. No Member shall be obligated to restore a Capital Account with a balance of less than zero, unless Member is found to have withdrawn monies without the proper authorization and/or is otherwise found guilty of a criminal offense, including without limitation, larceny, gross negligence and/or willful misconduct.

4.6   Compliance with Laws and Regulations. It is the intent of the Members that each Member's distributive share of Company tax items be determined in accordance with this Agreement to the fullest extent permitted by Sections 704(b) and 704(c) of the Code. Therefore, notwithstanding anything to the contrary contained herein, if the Company is advised, as a result of the adoption of new or amended regulations pursuant to Code Sections 704(b) and 704(c), or the issuance of authorized interpretations, that the allocations provided in this Agreement are unlikely to be respected for Federal income tax purposes, the Managers are hereby granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for Federal income tax purposes.

4.7   Distributions with Respect to Taxes.

(a)   Within ninety (90) days after the conclusion of each Fiscal Year, and to the extent of the Available Cash, the Company shall make a distribution to each Member (a "**Tax Distribution**") equal to the amount by which (A) the product of (i) the highest combined marginal Federal and State of Florida income tax rates imposed on the ordinary income of individuals who are residents of Florida for tax purposes (taking into account the deductibility of State taxes for Federal income tax purposes); and (ii) the Company's taxable income for federal income tax purposes allocated to such Member for such Fiscal Year, exceeds (B) the aggregate

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amount of distributions made by the Company to such Member pursuant to Section 4.2 with respect to such Fiscal Year.

(b)   The amount of any Tax Distributions made to a Member under Section 4.7(a) shall be offset against future distributions to which such Member is entitled under Section 4.2 as quickly as possible in such a manner that, immediately after any distribution has been made pursuant to Section 4.2, the cumulative amount of distributions that have actually been received by each Member pursuant to Sections 4.2 and 4.7(a) shall equal (to the extent possible) the distributions to which such Member would have been entitled if all such distributions had been made by the Company in accordance with Section 4.2.

ARTICLE V
MANAGEMENT

5.1   Management by the Managers.

(a)   Managers. In accordance with the Act, the business, property and affairs of the Company shall be managed, and all powers of the Company shall be exercised, by or under the direction of the "managers" of the Company within the meaning of the Act (individually a "**Manager**" and collectively the "**Managers**"). LAbreus, NAbreus, Infante and Villaverde are hereby designated the Company's initial Managers. Except for matters for which approval by the Members is expressly required by this Agreement or the mandatory provisions of the Act, all decisions concerning the management, operation and policy of the Company's business shall be made by the Managers, and the Managers shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all acts or activities customary or incident to the management, operation and policy of the Company's business, property or affairs. **Except as otherwise expressly set forth in this Agreement to the contrary, all decisions to be made by the Managers shall require unanimous approval of the Managers.** The decisions of the Managers within their scope of authority shall be binding upon the Company and each Member. Except for matters for which approval by the Members is expressly required by this Agreement or the mandatory provisions of the Act, no Member shall have the right to vote on any matters concerning the business, property or affairs of the Company.

(b)   Actions on Behalf of Company. Without limiting the generality of Section 5.1(a), any and all of the following actions shall require approval of both Managers in order for such actions to be taken on behalf of the Company, provided that upon securing the requisite approval the Managers or their designees hereby are authorized and empowered to carry out and implement any and all of the following actions on behalf of the Company:

(i)   engaging personnel, including the officers of the Company, and doing such other acts and incurring such other expenses on behalf of the Company as it may deem necessary or advisable in connection with the conduct of the Company's affairs, including the determination and payment of distributions to Members, and compensation to the Managers (if any), in accordance with this Agreement;

(ii)   engaging and compensating independent attorneys, accountants, investment advisers, agents or other such Persons as it may deem necessary or advisable;

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      (iii)   opening, maintaining, conducting and closing accounts, including depositary, custodial, brokerage, margin, client or discretionary accounts, with banks, brokers, investment advisers, or other Persons, and paying the fees and charges for transactions in such accounts;

      (iv)   executing, delivering and performing such other contracts, agreements, and such other undertakings as it may deem necessary or advisable for the conduct of the Company Activities;

      (v)   determining the amount and timing of payment of any bonus to any Person;

      (vi)   amending Schedule 1 hereto, from time to time, to accurately reflect the Members and their respective Percentage Interests, Capital Accounts and Units;

      (vii)   filing, if advisable, a Code Section 754 election for the Company.

      (viii)   hiring any employees or contractors;

      (ix)   hiring, securing, or authorizing material distributors, vendors, or marketing initiatives;

      (x)   incurring any expense, debt, or obligation; and

      (xi)   conducting or making decisions in regards to any of the Company Activities.

    (c)   Deadlock.

      (i)   If the Managers shall be in a "deadlock" with respect to a particular matter or issue where the unanimous approval of the Managers is required under this Agreement (each a "**Deadlocked Matter**"), other than in accordance with sub-section (ii) below, the Managers shall name (via a formally executed agreement) a neutral third-party ("**Neutral**") to discuss the facts and arguments with the Managers, and then the Neutral shall choose a resolution from among the possible resolutions offered by the Managers or shall mediate an agreement between and among the Managers. The Managers must participate in this process promptly and cooperatively. The Managers may involve their personal legal counsel at any time in connection with this resolution process. A Manager's failure to participate promptly and cooperatively in the resolution processes called for by this Section 5.1(c) shall be deemed to be a vote by such Member in favor of the result achieved by the participating Managers and the Company. The ruling of the Neutral or the mediated agreement achieved (if any) shall be binding on the Company and the Managers, and the Company and the Managers shall implement such ruling and/or mediated agreement promptly and in a fully cooperative manner.

      (ii)   Notwithstanding anything set forth to the contrary under Section 5.1(c)(i) above, in the event there is a Deadlocked Matter related to the creative elements or aspects of the Project (collectively, the "**Creative Matters**"), then the Parties shall have majority approval to decide the Creative Matter, and the Company shall implement the decision in connection with the applicable Creative Matter. Notwithstanding the foregoing or anything set forth to the contrary under Section 5.1(c)(i) above, in the event there is a Deadlocked Matter related to the allocation of funds by the Members to a Project or a matter that will materially increase the budget or financial commitment of the Company towards any Company Project (collectively, the "**Financial Matters**"), the aforementioned majority rule shall also apply.

(d)   Devotion of Time as Manager. It is acknowledged that the Managers have other business interests to which they may devote part of their time. The Managers shall devote to the Company such efforts as the Managers in their reasonable discretion shall deem reasonably necessary to manage the business and affairs of the Company, it being understood that nothing herein shall require the Managers to devote their full time to the business and affairs of the Company.

(e)   Salary/Reimbursements. No Manager shall be entitled to take a salary in connection with any Manager's activities and services for the Company without the written approval of all of the Managers. Upon substantiation of the amount and purpose thereof, the Managers shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company, including, without limitation, reimbursement for reasonable legal fees and expenses incurred by the Managers or one or more of their Affiliates in connection with the formation of the Company.

(f)   Exculpation. No Manager shall be liable to the Company or any Member for any claims, costs, expenses, damages or losses arising out of or in connection with the performance of its duties as a Manager, or for any act or omission performed or omitted to be performed by the Managers in good faith and pursuant to the authority granted to the Managers under this Agreement, other than those solely and directly attributable to such Manager's gross negligence or willful misconduct. No Manager shall be liable to any Member for claims, costs, expenses, damages or losses due to circumstances beyond such Manager's control, including, without limitation, due to the negligence, dishonesty, bad faith or misfeasance of any employee, broker or other Manager or agent of the Company. Any fiduciary duties of the Managers hereby are reduced to the maximum extent permissible under Florida law.

5.2   Officers. The Managers may appoint officers of the Company in their discretion. Any number of offices may be held by the same person. The Managers may choose such officers and agents, as the Managers shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Managers. The officers of the Company shall be empowered to carry out the day-to-day operations of the Company and to implement the actions authorized by the Managers. Any officer may be removed either with or without cause by the Managers at any time. Any officer may resign at any time by giving written notice to the Managers. No officer need be a Member.

5.3   Title to Assets. The Members and the Managers shall cause all assets of the Company, tangible and intangible, to be held in the name of the Company. Other than the Capital Contributions, nothing herein shall require that any asset of the Managers or the Members or any of their respective Affiliates to be made an asset of the Company.

5.4   Resignation, Removal and Replacement of the Managers. Any of the Managers may resign at any time by giving written notice to the Members. The Managers may only be removed for Cause only in accordance with the definition of "Cause" and the procedure described in Section 1.14. As a general matter, a vacancy in the position of Manager shall be filled by the vote and discretion of the remaining Manager. The resignation or removal of a Manager shall not affect such former Manager's rights as a Member, if applicable, and shall not constitute a withdrawal from the Company.

5.5   Affiliate Transactions. The Members acknowledge and agree that the Company may enter into certain arrangements or agreements (either written or oral) with the Managers and/or its Affiliates, whereby the Managers or one of their Affiliates may provide certain services to the Company at reasonable rates, including, without limitation, leasing office space to the Company and providing certain administrative and/or services for the Company. The rates and other terms of compensation to the Manager and/or its Affiliates shall require such services to be delivered to the Company at the same or lower cost than that which may be obtained from an unaffiliated third party provider for comparable services. Any such arrangement between the Company and any of the Managers or their Affiliates shall require the consent of the Managers other than the Manager who is to provide such services, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE VI
MEMBERSHIP, MEETINGS, VOTING

6.1   Members and Voting Rights.

(a)   Except as expressly set forth in this Agreement, no Member shall have any rights or preferences in addition to or different from those possessed by any other Member. Members shall have the right to vote upon only those matters as to which this Agreement or the Act requires such Member action. Each Member shall vote in proportion to its Percentage Interest as of the governing record date, determined in accordance with Section 6.2 hereof. Unless otherwise provided in this Agreement, actions of Members shall be pursuant to the prevailing vote of a Super-Majority. Unless otherwise provided in this Agreement, no Member shall be prohibited from voting merely by reason of the fact that the Member would be voting on a matter of particular interest to that Member.

(b)   Notwithstanding anything to the contrary contained in this Agreement, the prior written approval of all the Members is required to cause the Company to take any of the following actions:

(i)   issuing additional Units, creating new classes of Units, admitting additional Members, or otherwise accepting any additional equity capital into the Company;

(ii)   consolidating, amalgamating or merging the Company with any Person;

(iii)   selling all or substantially all of the Company's assets;

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(iv) converting the Company from a limited liability company to any other type of business organization, including, without limitation, a business organization in a foreign jurisdiction;

(v) filing bankruptcy or other insolvency proceedings, or application to any tribunal for, or consenting to the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official, with respect to the Company and its assets; and

(vi) amending the Articles of Organization or this Agreement.

6.2 Record Dates. The record date for determining the Members entitled to Notice at any meeting or to vote, or entitled to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Managers.

6.3 Membership Certificates. The Company may, but shall not be required, to issue certificates evidencing Units to Persons who, from time to time, are Members of the Company, provided, that once such certificates have been issued, they shall continue to be issued as necessary to reflect current Units held by Members. To the extent issued, certificates shall be in such form as may be approved by the Managers, shall be manually signed by the Managers, and shall bear conspicuous legends evidencing the restrictions on transfer described in, and the purchase rights of the Company and Members set forth in, Article VIII. All issuances, reissuances, exchanges and other transactions in Units involving Members shall be recorded in a permanent ledger as part of the books and records of the Company. The failure of any Person signing as Manager to continue to be Manager shall not affect the validity of the certificates.

6.4 Meetings: Call, Notice and Quorum. The Company shall not be required to hold an annual meeting of Members. Unless otherwise provided in this Agreement, all meetings of the Members shall be conducted in accordance with the requirements of the Act. Special meetings of the Members may be called at any time by the Managers or by a Super-Majority, for the purpose of addressing any matters on which the Members may vote, by delivering Notice to the Members and the Company. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Managers or by a call therefor by a Super-Majority. Following the call of a meeting, whether a Special Meeting or otherwise, the Managers shall give Notice of such meeting not less than five (5) or more than sixty (60) days prior to the date of the meeting to all Members entitled to vote at the meeting. The Notice shall state the place, date, and hour of the meeting and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members shall consist of a Super-Majority, represented in person or by proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage Interests as specified in this Agreement or the Act.

6.5 Adjournment of Meetings. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business which might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the vote of a majority-in-

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interest represented at that meeting either in person or by proxy. Notice of the adjourned meeting need not be given to Members entitled to Notice if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than forty-five (45) days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, in which cases Notice of the adjourned meeting shall be given to each Member of record entitled to vote at the adjourned meeting in the manner provided in Section 6.4.

6.6   Waiver of Notice. The transactions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as though consummated at a meeting duly held after regular call and notice, if a quorum is present at that meeting, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting shall constitute waiver of notice, except when that Member objects at the beginning of the meeting to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

6.7   Proxies. At all meetings of Members, a Member may vote in person or by proxy, which must be in writing. Such proxy shall be filed with the Managers before or at the time of the meeting, and may be filed by facsimile transmission to the Managers at the principal office of the Company or such other address as may be given by the Managers to the Members for such purposes.

6.8   Participation in Meetings by Conference Telephone. Members may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

6.9   Action by Members Without a Meeting. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member shall be given Notice of the matter to be voted upon in the manner described in Section 6.4. Any action taken without a meeting shall be effective when the required minimum number of votes have been received. Prompt Notice of the action taken shall be given to all Members who have not consented to the action.

6.10   No Withdrawal. Except as otherwise provided in this Agreement, no Member may withdraw from the Company.

6.11   Restriction on Members' Authority. No Member is an agent of the Company solely by virtue of being a Member, and no Member has the authority to act for or bind the Company or any other Member solely by virtue of being a Member.

ARTICLE VII
ACCOUNTING AND FINANCIAL REPORTING

7.1   Accounts and Accounting. Proper and complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office, and at such other locations as the Managers shall determine from time to time, and such books and records shall be open to inspection and copying by each Member or its authorized representatives upon reasonable Notice and for a proper purpose during normal business hours. The costs of such inspection and copying shall be borne by the Member.

7.2   Accounting. The financial statements of the Company shall be prepared in a form which is appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The Company's taxable year shall be selected by the Managers, subject to the requirements of the Code.

7.3   Records. At all times during the term of existence of the Company, and beyond such term if the Managers deem it necessary, the Managers shall keep or cause to be kept the books of account referred to in Section 7.1, together with:

(a)   A current list of the full name and last known business or residence address of each Member, together with the Capital Contribution and the share in Net Income and Net Loss of each Member;

(b)   A copy of the Articles and all amendments thereto;

(c)   Copies of the Company's Federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years, if available;

(d)   Executed counterparts of this Agreement, as amended from time to time;

(e)   Any powers of attorney pursuant to which the Articles or any amendments thereto were executed;

(f)   Copies of the financial statements of the Company for the six (6) most recent fiscal years, if available; and

(g)   The books and records of the Company as they relate to the Company's internal affairs for the current and past four (4) fiscal years of the Company.

7.4   Member's Rights to Records.

(a)   Upon the request of any Member, for purposes reasonably related to the interest of such Member, the Managers shall cause to be promptly delivered to such Member, at the expense of such Member, a copy of the information required to be maintained pursuant to Section 7.3 and any other information required by the Act.

(b)   Each Member has the right, upon reasonable request, for purposes reasonably related to the interests of such a Member, to each of the following:

(i)   To inspect and copy during normal business hours any of the records required by Section 7.3 and any other information required by the Act; and

(ii)   To obtain from the Company promptly after becoming available, a copy of the Company's Federal, state and local income tax or information returns for each year.

(c)   The Managers shall promptly cause to be furnished to each Member a copy of any amendment to the Articles or this Agreement.

7.5   Tax Preparation. In connection with its management of the day-to-day operations of the Company, the Managers shall, among other things, send, or cause to be sent, in writing to each Member within ninety (90) days after the end of each Fiscal Year the information necessary for each Member to complete federal and state income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns for such Fiscal Year.

7.6   Tax Matters Member. LAbreus shall act as Tax Matters Member of the Company pursuant to section 6231(a)(7) of the Code.

ARTICLE VIII
TRANSFERS OF MEMBERSHIP INTERESTS

8.1   Transfer and Assignment of Interests. Subject to the requirements of this Article VIII, a Member may only Transfer all or any part of such Member's Membership Interest upon the unanimous written approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed. After the consummation of any Transfer of any part of a Member's Membership Interest, the Membership Interest so Transferred shall continue to be subject to the terms and provisions of this Agreement and any further Transfers shall be required to comply with all the terms and provisions of this Agreement. Any voluntary Transfer in violation of the provisions of this Article VIII shall be void *ab initio*.

8.2   Further Restrictions on Transfer of Interests. In addition to other restrictions contained in this Agreement, no Member shall Transfer all or any part of its Membership Interest: (i) without compliance with all federal and state securities laws to the extent applicable; and (ii) unless the transferor pays all expenses reasonably incurred by the Company, including reasonable attorneys' fees and costs, in connection with the Transfer.

8.3   Permitted Transfers. Notwithstanding the provisions of Sections 8.1, 8.5 and 8.6, so long as the transferring Member retains sole voting rights with respect to the transferred Membership Interest, the Membership Interest of any Member may be transferred, with or without consideration, subject to compliance with Section 8.2, and without the prior consent of the Managers, to (i) an *inter vivos* trust for estate planning purposes, (ii) a spouse or any lineal descendant of a Member, and with respect to a Member that is a trust, the spouse or lineal descendant of its trustor, or (iii) a wholly-owned entity of such Member.

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8.4   Effective Date of Permitted Transfers. Any permitted Transfer of all or any portion of a Member's Membership Interest shall be effective on the day following the date upon which the requirements of Section 8.1 and Section 8.2 have been satisfied. The Member that is a party to the Transfer shall provide all other Members with written notice of such Transfer as promptly as possible after the requirements of Section 8.1 and Section 8.2 have been met, as well as any such documents as reasonably requested by the other Members upon such request. Any Transferee of all or any portion of a Member's Membership Interest shall take subject to the terms and provisions of this Agreement.

8.5   Involuntary Transfers. Upon any involuntary Transfer of a Membership Interest in violation of this Article VIII (including, without limitation, by means of the dissolution, death or mental disability of a Member, a court award in a divorce or similar proceeding or by other operation of law), the Transferee shall hold only an Economic Interest.

ARTICLE IX
DISSOLUTION AND WINDING UP

9.1   Mandatory Dissolution. The Company shall be dissolved immediately upon the first to occur of the following events:

(a)   The happening of any event of dissolution specified in the Articles of Organization;

(b)   The written approval of all Members; or

(c)   The entry of a decree of judicial dissolution pursuant to any applicable law or regulation.

9.2   Winding Up. Upon the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Managers shall wind up the affairs of the Company in an orderly manner. The Managers shall give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts and liabilities of the Company (including all costs of dissolution), the remaining assets of the Company shall be distributed or sold and applied in the following order of priority:

(a)   First, to the establishment of reasonable reserves which the Managers may deem reasonably necessary for contingent or unforeseen liabilities or obligations of the Company; and

(b)   Second, to the Members in accordance with Section 4.2(g) hereof.

9.3   Distributions in Kind. Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Net Income or Net Loss that would have resulted if such asset were sold for such value. Such Net Income or Net Loss shall then be allocated among the Members pursuant to Article IV, and the Members' Capital

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Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The Managers shall reasonably determine the fair market value of such asset.

9.4   Deficits. Each Member shall look solely to the assets of the Company for the return of its investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Member for indemnification, contribution or reimbursement except as specifically provided in this Agreement.

<h3 style="text-align:center">ARTICLE X
LIABILITY/INDEMNIFICATION</h3>

10.1   Liability.

(a)   No Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, except as otherwise provided in the Act or in this Agreement.

(b)   No Member shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act or omission by such Member within the scope of the authority conferred on such Member by this Agreement, except for any liability that results from such Member's gross negligence or willful misconduct.

10.2   Indemnification of Members, Manager, Officers and Certain Agents. The Company shall defend, indemnify and hold harmless the Members, the Managers, and any officer of the Company and their respective partners, officers, directors, shareholders, managers, members and trustees (individually, an "**Indemnitee**") to the fullest extent permitted by law in effect on the date hereof and to such greater extent permitted by law as may hereafter from time to time permit, against any and all Losses, amounts paid in settlement, judgments, fines, penalties and ERISA excise taxes actually incurred by or levied against such Indemnitee in connection with any Proceeding to which the Indemnitee was or is a party or is threatened to be made a party, or in which the Indemnitee is otherwise involved, by reason of the fact that the Indemnitee was or is a Member, Manager, or officer of the Company, other than such a Proceeding initiated by the Company, or any other Member or Members (an "**Excluded Proceeding**"). Each Indemnitee is entitled to indemnification under this Section 10.2 in the case of such Proceedings (other than Excluded Proceedings) in all instances, without further action or determination by the Company, except in the event that it is judicially determined, that the Indemnitee is guilty of gross negligence, bad faith, fraud or willful misconduct in the discharge of Indemnitee's duties as an agent of the Company.

10.3   Defense of Proceeding.

(a)   An Indemnitee shall give prompt written notice to the Company of the commencement, assertion or threat of any Proceeding in respect of which such Indemnitee shall seek defense or indemnification hereunder. Any failure to so notify the Company shall not relieve the Company from any liability that it may have to such Indemnitee under this Agreement unless the failure to give such notice materially and adversely prejudices the Company.

      (b)   The Company (with the approval of all Managers or a Super-Majority) shall have the right to assume control of the defense, settlement or other disposition of such Proceeding on such terms, as it deems appropriate; provided, however:

      (i)   If the Company so elects to assume the control of the defense, settlement or other disposition of such Proceeding, it will notify the Indemnitee reasonably promptly so as to avoid any material adverse prejudice to the Indemnitee;

      (ii)   The Indemnitee shall be entitled, at Indemnitee's own expense, to participate in the defense of any Proceeding;

      (iii)   The Company shall obtain the prior written approval of the Indemnitee, which approval shall not be unreasonably withheld or delayed, before entering into or making any settlement, compromise, admission, or acknowledgment of the validity of such Proceeding or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, injunctive or other equitable relief would be imposed against the Indemnitee;

      (iv)   The Company shall not consent to the entry of any judgment or enter into any settlement with or involving any claimant or plaintiff that does not include as an unconditional term thereof the execution and delivery of a release from all liability in respect of such Proceeding by such claimant or plaintiff to, and in favor of, each of the Indemnitees; and

      (v)   The parties hereto shall extend reasonable cooperation in connection with the defense of any Proceeding pursuant to this and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested.

      (c)   In the event the Company elects not to assume control of the defense, settlement or other disposition of such Proceeding, (i) the Company shall make payments of all amounts required to be made pursuant to the provisions of this Article X to or for the account of the Indemnitee from time to time promptly upon receipt of bills or invoices relating thereto or when otherwise due and payable, provided, that the Indemnitee has agreed in writing to reimburse the Company for the full amount of such payments if the Indemnitee is ultimately determined not to be entitled to such indemnification, (ii) Indemnitee shall obtain the prior written approval of the Company, which approval shall not be unreasonably withheld, before entering into or making any settlement, compromise, admission, or acknowledgment of the validity of such Proceeding or any liability in respect thereof; and (iii) the parties hereto shall extend reasonable cooperation in connection with the defense of any Proceeding pursuant to this and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested.

10.4   Permissive Indemnification. Subject to the mandatory indemnification obligations of the Company set forth in Section 10.2, the Company (with the approval of all Managers or a Super-Majority) may, but shall not be obligated to, indemnify any Person who was or is a party or is threatened to be made a party to, or otherwise becomes involved in, any Proceeding (including, without limitation, an Excluded Proceeding) by reason of the fact that such Person was or is a Member, a Manager, officer, employee, or agent of the Company, to the same extent as is provided in Sections 10.2 and 10.3 with respect to the Indemnitees set forth therein or to such lesser extent and upon such terms and conditions as the Managers deem appropriate in their business judgment.

10.5   Indemnity Not Exclusive. The indemnification and advancement of expenses provided by, or granted pursuant to, the provisions of this Article X, shall not be deemed exclusive of any other rights to which any Person seeking indemnification or advancement of expenses may be entitled under any agreement, action of the Members, or otherwise, both as to action in such Person's capacity as an agent of the Company and as to action in another capacity while serving as an agent. All rights to indemnification under this Article X shall be deemed to be provided by a contract between the Company and each Indemnitee while this Agreement and relevant provisions of the Act and other applicable law, if any, are in effect. Any repeal or modification hereof or thereof shall not affect any such rights then existing.

10.6   Insurance. The Company may, purchase and maintain insurance, at the Company's expense, on behalf of the Members, the Managers, and such other persons as a Super-Majority shall determine, against any liability that may be asserted against, or any expense that may be incurred by, such person in connection with the activities of the Company or the Members' or Manager's acts or omissions as the Members or Manager of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

10.7   Partial Indemnification. If a Person is entitled under any provision of this Article 10 to indemnification by the Company for a portion of Losses, incurred by such Person in connection with any Proceeding but not, however, for the total amount thereof, the Company shall nevertheless indemnify such Person for the portion of such Losses, amounts paid in settlement, judgments, fines, penalties or ERISA excise taxes to which such Person is entitled.

10.8   Heirs and Estate. The indemnification provisions and advancement of expenses provided by, or granted pursuant to, this Article X shall, unless otherwise provided when authorized or ratified, continue as to a Person who has ceased to be an agent of the Company and shall inure to the benefit of such Person's heirs and estate.

10.9   Assets. Any indemnification under this Article X shall be satisfied solely out of the assets of the Company. No Member shall be subject to personal liability or required to fund or cause to be funded any obligation by reason of these indemnification provisions.

ARTICLE XI
POWER OF ATTORNEY

11.1   Appointment of Manager as Attorney-in-Fact.

(a)   Subject to the terms of this Agreement, each Member, by the execution of this Agreement, irrevocably constitutes each of the Managers as its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including, but not limited to:

(i)   All fictitious name certificates and all certificates and other instruments (including the Articles of Organization and counterparts of this Agreement), and any amendment or restatement thereof, which the Managers deem appropriate to form, qualify or continue the Company as a limited liability company in the jurisdictions in which the Company may conduct business or in which such formation, qualification or continuation is, in the opinion of the Managers, necessary or desirable to protect the limited liability of the Members;

(ii)   All amendments to this Agreement and the Articles of Organization adopted in accordance with Section 6.1(b)(vi) and Section 14.2 and all instruments which the Managers deem appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

(iii)   All conveyances and other instruments which the Managers deem appropriate to reflect the dissolution and termination of the Company.

(b)   The foregoing appointment shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Managers to act as contemplated by this Agreement in any filing and other action by it on behalf of the Company, and shall survive the bankruptcy, death, adjudication of incompetence or insanity, or dissolution of any Member hereby giving such power and the transfer or assignment of all or any part of the Membership Interest of such Member; provided, however, that in the event of the Transfer by a Member of all of its Membership Interest, the foregoing power of attorney of a transferor Member shall survive such Transfer only until such time as the Transferee shall have been admitted to the Company as a Member, and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

ARTICLE XII
CONFIDENTIALITY

12.1   Proprietary Information. Each Member acknowledges and agrees that it will receive and become aware of certain information that is proprietary to the Company, including, without limitation, prices, costs, personnel, knowledge, data and techniques, other non-public information concerning the business or finances of the Company, and other information the disclosure of which might harm or destroy the competitive advantage of the Company (all of the foregoing shall hereinafter be referred to as the "**Proprietary Information**"). Notwithstanding the foregoing, the Proprietary Information shall not include any information that (a) a Member obtains other than as a result of being a Member, (b) is generally known or becomes part of the public domain through no fault of a Person, or (c) is required to be disclosed in the context of any administrative or judicial proceeding.

12.2 Confidentiality. Each Member agrees that it shall not, directly or indirectly, disclose any Proprietary Information to third parties other than such Member's attorneys, accountants, and financial advisors, copy or use any Proprietary Information, or publish any Proprietary Information, except for the purpose of fulfilling its obligations to the Company.

12.3 Equitable Relief. Each Member hereby acknowledges and agrees that the breach by such Member of its covenants and obligations under this Article XII will cause irreparable harm and significant injury to the Company which could be difficult to limit or quantify. Accordingly, such Member agrees that the Company shall have the right to seek an immediate injunction, specific performance or other equitable relief due to any such breach, without posting any bond therefor, in addition to any other remedies that may be available to the Company or the other Members at law or in equity.

ARTICLE XIII
SECURITIES LAWS AND INVESTMENT REPRESENTATIONS

13.1 Securities Laws. The sale of Membership Interests in the Company to the Members has not been qualified or registered under the securities laws of any state, nor registered under the Securities Act of 1933, as amended, in reliance upon exemptions from the registration provisions of such laws. In addition, no attempt has been made to qualify the offering and sale of Membership Interests to Members under any state's "blue sky" laws, also in reliance upon an exemption from the requirement that a permit for issuance of securities be procured.

Each Member hereby represents and warrants to, and agrees with, the Members, the Managers and the Company as follows:

13.2 Preexisting Relationship or Experience. Such Member has a preexisting personal or business relationship with the Company, one or more of the Managers or one or more of such Member's officers or controlling persons, which may include such Member's position as an officer or employee of the Company, or by reason of such Member's business or financial experience (including, without limitation, experience in making investments similar to such Member's investment in the Company), such Member is capable of evaluating the risks and merits of an investment in the Company and of protecting such Member's own interests in connection with this investment. Such Member has been afforded ample opportunity to ask any questions of the Company and the Managers, and has been satisfied with the responses to any such questions.

13.3 High-Risk Investment. Each Member understands that there is an extremely high degree of risk in this investment. Investment into this Company should not be purchased by any purchaser who cannot afford the loss of such Member's entire investment. An investment in a Membership Interest is riskier than an investment in publicly traded securities of companies traded on exchanges or over-the-counter, mutual funds, certificates of deposit, municipal bonds, corporate bonds, government obligations or securities purchased in firmly underwritten offerings. Only those investors who can tolerate such risk should purchase the Membership Interest. Furthermore, the Company has negligible cash and is dependant upon proceeds of this offering to finance such Member's business.

27

13.4 No Advertising. Such Member has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Membership Interests.

13.5 Investment Intent. Such Member is acquiring the Membership Interest for investment purposes for such Member's own account and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interest. No other person will have any direct or indirect beneficial interest in or right to the Membership Interest.

13.6 Accredited Investor. Such Member is an "accredited investor" within the meaning of Rule 501 under Regulation D of the Securities Act of 1933, as amended.

13.7 No Obligation to Register. Such Member understood as of the date of such Member's investment in the Company, and understands as of the Effective Date, that the Company and the Managers are under no obligation to register or qualify the Membership Interest under the Securities Act or under any state securities law, or to assist such Member in complying with any exemption from registration and qualification.

13.8 Information Reviewed: Opportunity to Consult with Legal Counsel. Prior to the date on which such Member joined the Company, such Member received and reviewed all information such Member considered necessary or appropriate for deciding whether to purchase the Membership Interest. Prior to making such Member's investment in the Company, such Member had an opportunity to ask questions and receive answers from the Company and the Managers regarding the terms and conditions of purchase of the Membership Interest and the business, financial affairs, assets, and other aspects of the Company and its business, actual and prospective. Prior to the date on which such Member invested in the Company, such Member had the opportunity to review all documents and to obtain all information (to the extent the Company possessed such information) that such Member deemed advisable or necessary to evaluate such Member's investment and to verify the accuracy of information otherwise provided to such Member. Prior to executing this Agreement and becoming bound hereby, such Member had the opportunity to consult with independent legal counsel and to review all of the provisions of this Agreement and each of its exhibits and annexes with such counsel, and such Member either did consult with legal counsel or made the choice not to consult with independent counsel freely after giving such opportunity due consideration, and without any duress and without any pressure of time.

ARTICLE XIV
GENERAL PROVISIONS

14.1 Notices. Any Notice which may or must be given under this Agreement shall be addressed to a Member at the address set forth under such Member's name in Schedule I, or, if such Notice is by means of facsimile or e-mail, to the facsimile number or e-mail address, as applicable, set forth under Member's name in Schedule I.

14.2 Entire Agreement; Amendment. This Agreement shall constitute the whole and entire agreement of the parties hereto with respect to the matters set forth herein and shall not be modified or amended in any respect except in accordance with Section 6.1(b)(vi).

28

14.3   Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida, and notwithstanding the fact that one or more counterparts hereof or of any document associated herewith or with the Company may be executed outside of Florida or one or more of the obligations of the parties hereto or to any document associated herewith or with the Company may or shall be performed outside of Florida.

14.4   Jurisdiction. The parties hereto hereby consent to the exclusive jurisdiction of the state and federal courts sitting in Miami-Dade County, Florida, for any action, suit, proceeding, claim or counterclaim directly or indirectly arising out of, under or in any way relating to this Agreement or the transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over such Member may be effected by service of process by registered or certified mail addressed as provided in Section 14.1 of this Agreement, and that when so made shall be as if served upon such Member personally within the State of Florida.

14.5   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Members and their respective legal representatives, successors and assigns.

14.6   Injunctive Relief; Specific Performance. The parties hereby agree and acknowledge that a breach of any material term, condition or provision of this Agreement that provides for an obligation other than the payment of money would result in severe and irreparable injury to the other party, which injury could not be adequately compensated by an award of money damages, and the parties therefore agree and acknowledge that they shall be entitled to seek injunctive relief in the event of any breach of any material term, condition or provision of this Agreement, or to enjoin or prevent such a breach, including without limitation an action for specific performance hereof, and the parties hereby irrevocably consent to the issuance of any such injunction. The parties further agree that no bond or surety shall be required in connection therewith.

14.7   Counterparts. This Agreement may be executed in any number of counterparts, any of which may be executed and transmitted by facsimile, and each of which will be deemed an original of this Agreement, and all of which, when taken together, shall be deemed to constitute one and the same Agreement.

14.8   Number and Gender. The use of the neuter gender herein shall be deemed to include the feminine and masculine genders. The use of either the singular or the plural includes the other unless the context clearly requires otherwise.

14.9   Further Assurances. Each party hereto shall timely execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all acts and things reasonably necessary in connection with the performance of their obligations hereunder and to carry out the intent of the parties hereto.

14.10   Partition. Each Member irrevocably waives any right which it may have to maintain an action for partition with respect to property of the Company.

14.11   Authority to Contract. Each party hereto hereby represents and covenants to the other Members that it has the capacity and authority to enter into this Agreement without the joinder of any other person. All undertakings and agreements herein shall be binding upon the Members hereto, their permitted successors and assigns.

14.12   Titles and Headings. The Article, Section and Paragraph titles and headings contained in this Agreement are inserted only as a matter of convenience and for ease of reference and in no way define, limit, extend or proscribe the scope of this Agreement or the intent or content of any provision hereof. All references to sections, articles, schedules or exhibits contained herein mean sections, articles, schedules or exhibits of this Agreement unless otherwise stated.

14.13   Validity and Severability. If any provision of this Agreement is held invalid or unenforceable, such decision shall not affect the validity or enforceability of any other provision of this Agreement, all of which other provisions shall remain in full force and effect.

14.14   Statutory References. Each reference in this Agreement to a particular statute or regulation, or a provision thereof, shall be deemed to refer to such statute or regulation, or provision thereof, or to any similar or superseding statute or regulation, or provision thereof, as is from time to time in effect.

14.15   Legal Counsel. LEGAL COUNSEL TO THE COMPANY MAY ALSO BE COUNSEL TO ANY MANAGER OR ANY AFFILIATE OF A MANAGER. THE MANAGERS MAY EXECUTE ON BEHALF OF THE COMPANY AND THE MEMBERS ANY CONSENT TO THE REPRESENTATION OF THE COMPANY THAT ANY COUNSEL MAY REQUEST PURSUANT TO THE FLORIDA RULES OF PROFESSIONAL CONDUCT OR SIMILAR RULES IN ANY OTHER JURISDICTION. EACH MEMBER IS ADVISED OF THEIR RIGHT TO HAVE SEPARATE REPRESENTATION. IT IS POSSIBLE THAT IF EACH MEMBER HAD SEPARATE COUNSEL, SUCH COUNSEL MIGHT STRUCTURE THE FORMATION OF THE COMPANY IN A FASHION DIFFERENT FROM THE STRUCTURE CONTEMPLATED BY THE COMPANY. BY EXECUTION HEREOF, EACH MEMBER CONFIRMS THAT SUCH MEMBER HAS EITHER CONSULTED WITH SEPARATE AND INDEPENDENT COUNSEL OR HAS DETERMINED NOT TO SEEK AND OBTAIN SUCH COUNSEL.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

N&L Work App, LLC,
a Florida limited liability company

By its Members:

_____
Landy Abreus, Manager

_____
Nandy Abreus, Manager

_____
Yuniel Infante, Manager

_____
Manuel Villaverde, Jr., Manager

_____
Roger Schaeffer, Member

SCHEDULE I

Members, Units, Percentage Interests, Capital Contributions and Capital Accounts

Members	Units	Percentage Interest	Capital Contributions	Capital Account
LANDY ABREUS 1100 Brickell Bay Dr. Apt 27E, Miami, FL 33131	350,000	35.00%	$0	$0
NANDY ABREUS 7741 NW 7th St. Miami, FL, 33126	350,000	35.00%	$0	$0
YUNIEL INFANTE 8826 W Flagler St. Apt 221 Miami, FL 33174	150,000	15.00%	$0	$0
MANUEL VILLAVERDE, JR. 10530 SW 109 St. Miami, Fl 33176	100,000	10.00%	$0	$0
ROGER SCHAEFFLER 14031 SW 48 St. Miami, Fl 33155	50,000	5.00%	$0	$0
Totals	1,000,000	100%	$0.00	$0.00

AMENDMENT TO OPERATING AGREEMENT FOR N&L WORK APP, LLC

THIS AMENDMENT (the "Amendment") to the Operating Agreement for N&L Work App, LLC dated October 1, 2018 is made as of November 29, 2018 by and between N&L Work App, LLC ("Company") on the one hand, and Landy Abreus ("LAbreus"), Nandy Abreus ("NAbreus"), Yuniel Infante ("Infante"), Manuel Villaverde Jr. ("Villaverde") and/or Roger Schaeffler ("Schaeffler") on the other hand, (individually as a "Party" and collectively, as the "Parties") with respect to that certain Agreement as further referenced in the recitals below.

RECITALS

WHEREAS, the Parties have entered into that certain Agreement which sets forth the Parties' rights and responsibilities with regard to the development, production, distribution, promotion, marketing, and exploitation of a mobile application (the "Project"); and

WHEREAS, the Parties desire to amend the Operating Agreement in certain respects as more particularly set forth below.

NOW, THEREFORE, in consideration of the execution and delivery of this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. The foregoing recitals are true and correct and are incorporated herein as if repeated at length. Unless the context otherwise requires, all initial capitalized terms used but not defined in this Amendment, shall have the meaning or meanings given to such terms in the Agreement. This Amendment shall be deemed a part of, but shall take precedence over and supersede any provisions to the contrary contained in the Agreement. All references in the Agreement or this Amendment shall be deemed to refer to the Agreement as modified by this Amendment, unless the context otherwise requires.

2. Amendments to the Agreement.

    (a) The Parties agree in the event Company sells shares to third parties for investment purposes, such shares shall come from LAbreus and NAbreus in equal parts until their shares reach 30%; once this occur, such dilution in shares shall occur proportionately across all members of the Company.

    (b) Amended Membership Schedule: Company's Membership Schedule shall now appear as follows, and shall include Jose Dariel Ameneiro (JAmeneiro), who is unanimously approved by all Members. JAmeneiro shall also become a party to this Amendment and Agreement via Exhibit A, attached and incorporated into this Amendment herein.

Members	Units	Percentage Interest	Capital Contributions	Capital Account
LANDY ABREUS	400,000	40.00%	$5,600.00	$5,600.00
NANDY ABREUS	400,000	40.00%	$5,600.00	$5,600.00
YUNIEL INFANTE	80,000	8.00%	$1,120.00	$1,120.00
MANUEL VILLAVERDE, JR.	100,000	10.00%	$1,400.00	$1,400.00
ROGER SCHAEFFLER	10,000	1.00%	$140.00	$140.00
JOSE DARIEL AMENEIRO	10,000	1.00%	$140.00	$140.00
Totals	1,000,000	100%	$14,000.00	$14,000.00

3. Except as amended herein, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

N&L Work App, LLC,
a Florida limited liability company

By its Members:



_____
Landy Abreu, Manager

_____
Nandy Abreus, Manager

_____
Yunic Infante, Manager

_____
Manuel Villaverde, Jr., Manager

_____
Roger Schaeffler, Member

2

SECOND AMENDMENT TO OPERATING AGREEMENT FOR N&L WORK APP, LLC

THIS SECOND AMENDMENT (the "Second Amendment") to the Operating Agreement for N&L Work App, LLC dated October 1, 2018, as amended on November 28 2018 (the "Amendment"), is made as of May 13, 2019 by and between N&L Work App, LLC ("Company") on the one hand, and Landy Abreus ("LAbreus"), Nandy Abreus ("NAbreus"), Yuniel Infante ("Infante"), and/or Manuel Villaverde Jr. ("Villaverde") on the other hand, (individually as a "Party" and collectively, as the "Parties") with respect to that certain Agreement as further referenced in the recitals below.

RECITALS

WHEREAS, the Parties have entered into that certain Agreement which sets forth the Parties' rights and responsibilities with regard to the development, production, distribution, promotion, marketing, and exploitation of a mobile application (the "Project"); and

WHEREAS, the Parties desire to amend the Operating Agreement in certain respects as more particularly set forth below.

NOW, THEREFORE, in consideration of the execution and delivery of this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   The foregoing recitals are true and correct and are incorporated herein as if repeated at length. Unless the context otherwise requires, all initial capitalized terms used but not defined in this Amendment, shall have the meaning or meanings given to such terms in the Agreement. This Amendment shall be deemed a part of, but shall take precedence over and supersede any provisions to the contrary contained in the Agreement. All references in the Agreement or this Amendment shall be deemed to refer to the Agreement as modified by this Amendment, unless the context otherwise requires.

2.   Amendments to the Agreement.

   (a)   The Parties agree that Yuniel Infante shall be removed as a manager from the Company.

   (b)   Amended Membership Schedule: Company's Membership Schedule shall now appear as follows, and shall include additional members, who are unanimously approved by all Members. The additional members shall sign a counterpart signature page in the form of Exhibit A, attached and incorporated herein to this Second Amendment for illustrative purposes only. For so long as LAbreus and NAbreus each control at least 29% interest in the company, no other member or manager besides LAbreus or NAbreus shall be diluted in the event that additional units are sold (the "Threshold"), unless the Company has achieved a valuation of fifty billion dollars. Once the Threshold is met, other members may have their units diluted subject to the terms of the Agreement.

Members	Units	Percentage Interest	Capital Contribution	Capital Account
LANDY ABREUS	431,550	43.155%	$16,870	$16,870
NANDY ABREUS	431,550	43.155%	$16,870	$16,870
MANUEL VILLAVERDE, JR.	100,000	10%	$4,217	$4,217

1

YUNIEL INFANTE	10,000	1%	$424	$424
JOSE DARIEL AMENEIRO	5,000	0.5%	$212	$212
ROGER SCHAEFFLER	1,000	0.1%	$42	$42
MARIO MULET MULET	1,000	0.1%	$10,000	$10,000
BATOOL DAKHLALLAH	1,000	0.1%	$10,000	$10,000
RICARDO GABRIEL LUACES	1,000	0.1%	$10,000	$10,000
FRANK FUENTES	100	0.01%	$1,000	$1,000
ENRIQUE BOSS VIAMONTES	300	0.03%	$3,000	$3,000
DONISHIA EVELYN	500	0.05%	$5,000	$5,000
MICHAEL CHRISTOPHER SINGEL	500	0.05%	$5,000	$5,000
KATIA GONZALEZ ZAMORA	700	0.07%	$7,000	$7,000
MADAY CARIDAD MARRERO	300	0.03%	$3,000	$3,000
AMRY VEGA	1,000	0.1%	$10,000	$10,000
YUNIEL RODRIGUEZ	2,000	0.2%	$20,000	$20,000
MANUEL ALEJANDRO MARTINEZ	1,000	0.1%	$10,000	$10,000
JAMES MARTIN KNECHT III	1,000	0.1%	$10,000	$10,000
FERNANDO FLORES	1,000	0.1%	$10,000	$10,000
KENNETH PUWO KUEMETA	1,000	0.1%	$10,000	$10,000
MALCOM LAFFITA	1,000	0.1%	$10,000	$10,000
DAIRON VAZQUEZ	1,000	0.1%	$5,000	$5,000
CLAUDIA ROMERO	1,000	0.1%	$10,000	$10,000
KENDRIC IRBY	1,000	0.1%	$10,000	$10,000
CARIDAD BUENO SUAREZ	500	0.05%	$5,000	$5,000
GARY MULET	1,000	0.1%	$10,000	$10,000
KAREN QUINTERO	1,000	0.1%	$10,000	$10,000
REYNIER ALONSO ACEVEDO	1,000	0.1%	$10,000	$10,000
SEAN KRISTOPHER KREYMBORG	500	0.05%	$5,000	$5,000

DAMARIS BENITEZ KREYMBORG	500	0.05%	$5,000	$5,000
TOTALS	**1,000,000**	**100%**	**$242,635**	**$242,635**

3. Except as amended herein, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

N&L Work App, LLC,
a Florida limited liability company

By its Managers:

Landy Abreus, Manager

Nandy Abreus, Manager

Manuel Villaverde, Jr., Manager

AGREED AND ACKNOWLEDGED:

Yuniel Infante, Member

3

THIRD AMENDMENT TO OPERATING AGREEMENT FOR N&L WORK APP, LLC

THIS THIRD AMENDMENT (the "Third Amendment") to the Operating Agreement for N&L Work App, LLC dated October 1, 2018, as amended on November 28 2018 (the "Amendment") and May 13, 2019 (the "Second Amendment"), is made as of May 28, 2019 by and between N&L Work App, LLC ("Company") on the one hand, and Landy Abreus ("LAbreus"), Nandy Abreus ("NAbreus"), and/or Manuel Villaverde Jr. ("Villaverde") on the other hand, (individually as a "Party" and collectively, as the "Parties") with respect to that certain Agreement as further referenced in the recitals below.

RECITALS

WHEREAS, the Parties have entered into that certain Agreement which sets forth the Parties' rights and responsibilities with regard to the development, production, distribution, promotion, marketing, and exploitation of a mobile application (the "Project"); and

WHEREAS, the Parties desire to amend the Operating Agreement in certain respects as more particularly set forth below.

NOW, THEREFORE, in consideration of the execution and delivery of this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. The foregoing recitals are true and correct and are incorporated herein as if repeated at length. Unless the context otherwise requires, all initial capitalized terms used but not defined in this Amendment, shall have the meaning or meanings given to such terms in the Agreement. This Amendment shall be deemed a part of, but shall take precedence over and supersede any provisions to the contrary contained in the Agreement. All references in the Agreement or this Amendment shall be deemed to refer to the Agreement as modified by this Amendment, unless the context otherwise requires.

2. Amendments to the Agreement.

    (a) Amended Membership Schedule: Company's Membership Schedule shall now appear as follows, and shall include additional members, who are unanimously approved by all Members. The additional members shall sign a counterpart signature page in the form of Exhibit A, attached and incorporated herein to this Third Amendment for illustrative purposes only. For so long as LAbreus and NAbreus each control at least 29% interest in the company, no other member or manager besides LAbreus or NAbreus shall be diluted in the event that additional units are sold (the "Threshold"), unless the Company has achieved a valuation of fifty billion dollars. Once the Threshold is met, other members may have their units diluted subject to the terms of the Agreement.

3. Except as amended herein, the Agreement shall remain in full force and effect.

Members	Units	Percentage Interest	Capital Contribution	Capital Account
LANDY ABREUS	415,700	41.57%	$16,870	$16,870
NANDY ABREUS	415,700	41.57%	$16,870	$16,870
MANUEL VILLAVERDE, JR.	100,000	10.00%	$4,217	$4,217
YUNIEL INFANTE	10,000	1.00%	$424	$424
JOSE DARIEL AMENEIRO	5,000	0.50%	$212	$212

1

ROGER SCHAEFFLER	1,000	0.10%	$42	$42
MARIO MULET MULET	1,000	0.10%	$10,000	$10,000
BATOOL DAKHLALLAH	1,000	0.10%	$10,000	$10,000
RICARDO GABRIEL LUACES	1,000	0.10%	$10,000	$10,000
FRANK FUENTES	100	0.01%	$1,000	$1,000
ENRIQUE BOSS VIAMONTES	300	0.03%	$3,000	$3,000
DONEISHA EVELYN	500	0.05%	$5,000	$5,000
MICHAEL CHRISTOPHER SINGEL	500	0.05%	$5,000	$5,000
KATIA GONZALEZ ZAMORA	700	0.07%	$7,000	$7,000
MADAY CARIDAD MARRERO	300	0.03%	$3,000	$3,000
YUNIEL RODRIGUEZ	2,000	0.20%	$20,000	$20,000
JAMES MARTIN KNECHT III	1,000	0.10%	$10,000	$10,000
FERNANDO FLORES	1,000	0.10%	$10,000	$10,000
KENNETH PUWO KUEMETA	1,000	0.10%	$10,000	$10,000
DAIRON VAZQUEZ	1,000	0.10%	$5,000	$5,000
KENDRICK IRBY	1,000	0.10%	$10,000	$10,000
CARIDAD BUENO SUAREZ	500	0.05%	$5,000	$5,000
GARY MULET	1,000	0.10%	$10,000	$10,000
REYNIER ALONSO ACEVEDO	1,000	0.10%	$10,000	$10,000
SEAN KRISTOPHER KREYMBORG	500	0.05%	$5,000	$5,000
DAMARIS BENITEZ KREYMBORG	500	0.05%	$5,000	$5,000
NICOLE MARTINEZ	1,000	0.10%	$10,000	$10,000
YENLY MULET GOMEZ	500	0.05%	$5,000	$5,000
ROBERTO ARSENIO ESPINOSA	1,000	0.10%	$10,000	$10,000
ANTONIO MIGUEL DE LEON	500	0.05%	$5,000	$5,000
LUIS MANUEL VEGA SANCHEZ	500	0.05%	$5,000	$5,000
JOSE GUTIERREZ	1,000	0.10%	$10,000	$10,000
JOSE ENRIQUE MULET ZAMORA	300	0.03%	$3,000	$3,000
SHANTELL YACHETTA	1,000	0.10%	$10,000	$10,000
AYLEN AMESTOY	500	0.05%	$5,000	$5,000
DAVID PORRAS	500	0.05%	$5,000	$5,000
ERAYSY MARTIN	1,000	0.10%	$10,000	$10,000
NANA KOFI BRONYAH	1,500	0.15%	$15,000	$15,000

MIRIMA LEYVA	1,000	0.10%	$10,000	$10,000
FRANCISCO JAVIER CASTILLO	500	0.05%	$5,000	$5,000
JAVIER TERAN	500	0.05%	$5,000	$5,000
JONIQUE JOHNSON	1,000	0.10%	$10,000	$10,000
EMMANUEL MENSAH ARTHUR	2,000	0.20%	$20,000	$20,000
DANNY SOTES	1,000	0.10%	$10,000	$10,000
LUCIAN ADRIEL BACALLAO	500	0.05%	$5,000	$5,000
OSVALDO PONCE ALONSO	300	0.03%	$3,000	$3,000
RUBEN LEON	300	0.03%	$3,000	$3,000
WILLIAM AMESTOY	1,000	0.10%	$10,000	$10,000
FRANCELY CASTILLO	1,000	0.10%	$10,000	$10,000
LENA BUSA ABDUL-GHANI	500	0.05%	$5,000	$5,000
LAYS GONZALEZ FERNANDEZ	1,000	0.10%	$10,000	$10,000
JORGE LUIS AMESTOY	200	0.02%	$2,000	$2,000
WAIYEE CHAN	1,500	0.15%	$15,000	$15,000
THOMAS EDWARD FERNANDEZ	500	0.05%	$5,000	$5,000
TROY CARLSON	1,000	0.10%	$10,000	$10,000
FLYBRIDGE STAFFING LLC	1,000	0.10%	$10,000	$10,000
AYLIN SANCHEZ	300	0.03%	$3,000	$3,000
MARISELA MORALES CABRERA	500	0.05%	$5,000	$5,000
BERLAINE BENITEZ	500	0.05%	$5,000	$5,000
PAMELA WATSON	500	0.05%	$5,000	$5,000
POWUM BENNAM	500	0.05%	$5,000	$5,000
BERNICE AMO-ADADE	500	0.05%	$5,000	$5,000
KARYNA PEREZ CRUZ	500	0.05%	$5,000	$5,000
ALBERTO ALVAREZ	300	0.03%	$3,000	$3,000
MILTON LARREA	1,500	0.15%	$15,000	$15,000
DANIEL QUESADA FIFFE	200	0.02%	$2,000	$2,000
RODOLFO QUINTANA ZAMORA	200	0.02%	$2,000	$2,000
ANUJ KHANDELWAL	1,800	0.18%	$0	$0
CUBO MARKETING LLC	3,000	0.30%	$0	$0
SONIA SANTOS	100	0.01%	$1,000	$1,000
WALMARY PEREZ SOCORRO	500	0.05%	$5,000	$5,000

ODAE FARUNIA	1,500	0.15%	$15,000	$15,000
JOEL BERNARD PYSKA	200	0.02%	$0	$0
TOTALS	1,000,000	100.00%	$509,635	$509,635

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

N&L Work App, LLC,
a Florida limited liability company

By its Managers:

_____
Landy Abreus, Manager

_____
Nandy Abreus, Manager

_____
Manuel Villaverde, Jr., Manager

FOURTH AMENDMENT TO OPERATING AGREEMENT FOR N&L WORK APP, LLC

THIS FOURTH AMENDMENT (the "Fourth Amendment") to the Operating Agreement for N&L Work App, LLC dated October 1, 2018, as amended on November 28 2018 (the "Amendment"), on May 13, 2019 (the "Second Amendment"), and May 28, 2019 (the "Third Amendment"), is made as of September 30, 2019 by and between N&L Work App, LLC ("Company") on the one hand, and Landy Abreus ("LAbreus"), Nandy Abreus ("NAbreus"), and/or Manuel Villaverde Jr. ("Villaverde") on the other hand, (individually as a "Party" and collectively, as the "Parties") with respect to that certain Agreement as further referenced in the recitals below.

RECITALS

WHEREAS, the Parties have entered into that certain Agreement which sets forth the Parties' rights and responsibilities with regard to the development, production, distribution, promotion, marketing, and exploitation of a mobile application (the "Project"); and

WHEREAS, the Parties desire to amend the Operating Agreement in certain respects as more particularly set forth below.

NOW, THEREFORE, in consideration of the execution and delivery of this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. The foregoing recitals are true and correct and are incorporated herein as if repeated at length. Unless the context otherwise requires, all initial capitalized terms used but not defined in this Amendment, shall have the meaning or meanings given to such terms in the Agreement. This Amendment shall be deemed a part of, but shall take precedence over and supersede any provisions to the contrary contained in the Agreement. All references in the Agreement or this Amendment shall be deemed to refer to the Agreement as modified by this Amendment, unless the context otherwise requires.

2. Amendments to the Agreement.

    (a) The Parties agree that Yuniel Infante shall be removed as a manager from the Company.

    (b) Amended Membership Schedule: Company's Membership Schedule shall now appear as follows, and shall include additional members, who are unanimously approved by all Members. The additional members shall sign a counterpart signature page in the form of Exhibit A, attached and incorporated herein to this Second Amendment for illustrative purposes only. For so long as LAbreus and NAbreus each control at least 29% interest in the company, no other member or manager besides LAbreus or NAbreus shall be diluted in the event that additional units are sold (the "Threshold"), unless the Company has achieved a valuation of fifty billion dollars. Once the Threshold is met, other members may have their units diluted subject to the terms of the Agreement.

Members	Units	Percentage Interest	Capital Contribution	Capital Account
LANDY ABREUS	414,150	41.415%	$16,870	$16,870
NANDY ABREUS	414,150	41.415%	$16,870	$16,870

1

MANUEL VILLAVERDE, JR.	100,000	10.00%	$4,217	$4,217
YUNIEL INFANTE	10,000	1.00%	$424	$424
JOSE DARIEL AMENEIRO	5,000	0.50%	$212	$212
ROGER SCHAEFFLER	1,000	0.10%	$42	$42
MARIO MULET MULET	1,000	0.10%	$10,000	$10,000
BATOOL DAKHLALLAH	1,000	0.10%	$10,000	$10,000
RICARDO GABRIEL LUACES	1,000	0.10%	$10,000	$10,000
FRANK FUENTES	100	0.01%	$1,000	$1,000
ENRIQUE BOSS VIAMONTES	300	0.03%	$3,000	$3,000
DONEISHA EVELYN	500	0.05%	$5,000	$5,000
MICHAEL CHRISTOPHER SINGEL	500	0.05%	$5,000	$5,000
KATIA GONZALEZ ZAMORA	700	0.07%	$7,000	$7,000
MADAY CARIDAD MARRERO	300	0.03%	$3,000	$3,000
YUNIEL RODRIGUEZ	2,000	0.20%	$20,000	$20,000
JAMES MARTIN KNECHT III	1,000	0.10%	$10,000	$10,000
FERNANDO FLORES	1,000	0.10%	$10,000	$10,000
KENNETH PUWO KUEMETA	1,000	0.10%	$10,000	$10,000
DAIRON VAZQUEZ	1,000	0.10%	$5,000	$5,000
KENDRICK IRBY	1,000	0.10%	$10,000	$10,000
CARIDAD BUENO SUAREZ	500	0.05%	$5,000	$5,000
GARY MULET	1,000	0.10%	$10,000	$10,000
REYNIER ALONSO ACEVEDO	1,000	0.10%	$10,000	$10,000
SEAN KRISTOPHER KREYMBORG	500	0.05%	$5,000	$5,000
DAMARIS BENITEZ KREYMBORG	500	0.05%	$5,000	$5,000
NICOLE MARTINEZ	1,000	0.10%	$10,000	$10,000
YENLY MULET GOMEZ	500	0.05%	$5,000	$5,000
ROBERTO ARSENIO ESPINOSA	1,000	0.10%	$10,000	$10,000

ANTONIO MIGUEL DE LEON	500	0.05%	$5,000	$5,000
LUIS MANUEL VEGA SANCHEZ	500	0.05%	$5,000	$5,000
JOSE GUTIERREZ	1,000	0.10%	$10,000	$10,000
JOSE ENRIQUE MULET ZAMORA	300	0.03%	$3,000	$3,000
SHANTELL YACHETTA	1,000	0.10%	$10,000	$10,000
AYLEN AMESTOY	500	0.05%	$5,000	$5,000
DAVID PORRAS	500	0.05%	$5,000	$5,000
ERAYSY MARTIN	1,000	0.10%	$10,000	$10,000
NANA KOFI BRONYAH	1,500	0.15%	$15,000	$15,000
MIRIMA LEYVA	1,000	0.10%	$10,000	$10,000
FRANCISCO JAVIER CASTILLO	500	0.05%	$5,000	$5,000
JAVIER TERAN	500	0.05%	$5,000	$5,000
JONIQUE JOHNSON	1,000	0.10%	$10,000	$10,000
EMMANUEL MENSAH ARTHUR	2,000	0.20%	$20,000	$20,000
DANIEL SOTES	1,000	0.10%	$10,000	$10,000
LUCIAN ADRIEL BACALLAO	500	0.05%	$5,000	$5,000
OSVALDO PONCE ALONSO	300	0.03%	$3,000	$3,000
RUBEN LEON	300	0.03%	$3,000	$3,000
WILLIAM AMESTOY	1,000	0.10%	$10,000	$10,000
FRANCELY CASTILLO	1,000	0.10%	$10,000	$10,000
LENA BUSA ABDUL-GHANI	500	0.05%	$5,000	$5,000
LAYS GONZALEZ FERNANDEZ	1,000	0.10%	$10,000	$10,000
JORGE LUIS AMESTOY	200	0.02%	$2,000	$2,000
WAIYEE CHAN	1000	0.10%	$10,000	$10,000
THOMAS FERNANDEZ	500	0.05%	$5,000	$5,000
TROY CARLSON	1,000	0.10%	$10,000	$10,000
FLYBRIDGE STAFFING LLC	1,000	0.10%	$10,000	$10,000

AYLIN SANCHEZ	300	0.03%	$3,000	$3,000
MARISELA MORALES CABRERA	500	0.05%	$5,000	$5,000
BERLAINE BENITEZ	500	0.05%	$5,000	$5,000
PAMELA WATSON	500	0.05%	$5,000	$5,000
POWUM BENNAM	500	0.05%	$5,000	$5,000
BERNICE AMO-ADADE	500	0.05%	$5,000	$5,000
KARYNA PEREZ CRUZ	500	0.05%	$5,000	$5,000
ALBERTO ALVAREZ	300	0.03%	$3,000	$3,000
MILTON LARREA	1,500	0.15%	$15,000	$15,000
DANIEL QUESADA FIFFE	200	0.02%	$2,000	$2,000
RODOLFO QUINTANA ZAMORA	200	0.02%	$2,000	$2,000
ANUJ KHANDELWAL	1,800	0.18%	$0	$0
CUBO MARKETING LLC	3,000	0.30%	$0	$0
SONIA SANTOS	100	0.01%	$1,000	$1,000
WALMARY PEREZ SOCORRO	500	0.05%	$5,000	$5,000
ODAE FARUNIA	1,500	0.15%	$15,000	$15,000
JOEL BERNARD PYSKA	200	0.02%	$0	$0
JOSE ARMANDO GOMEZ	600	0.06%	$6,000	$6,000
AYBERK YENILMEZ	500	0.05%	$5,000	$5,000
YARIEL FERNANDEZ	500	0.05%	$5,000	$5,000
PRISCILA FERNANDEZ	500	0.05%	$5,000	$5,000
JONATHAN FERNANDEZ	500	0.05%	$5,000	$5,000
JOSE CARLOS BOWLES	1,000	0.10%	$10,000	$10,000
TOTALS	1,000,000	100.00%	$540,635	$540,635

3. Except as amended herein, the Agreement shall remain in full force and effect.

[SIGNATURE PAGE FOLLOWS]

4

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

N&L Work App, LLC,
a Florida limited liability company

By its Managers:

Landy Abreus, Manager

Nandy Abreus, Manager

Manuel Villaverde, Jr., Manager

5

FIFTH AMENDMENT TO OPERATING AGREEMENT FOR N&L WORK APP, LLC

THIS FIFTH AMENDMENT (the "Fifth Amendment") to the Operating Agreement for N&L Work App, LLC dated October 1, 2018, as amended on November 28 2018 (the "Amendment"), on May 13, 2019 (the "Second Amendment"), May 28, 2019 (the "Third Amendment"), and September 30, 2019 (the "Forth Amendment"), is made as of November 13, 2019 by and between N&L Work App, LLC ("Company") on the one hand, and Landy Abreus ("LAbreus"), Nandy Abreus ("NAbreus"), and/or Manuel Villaverde Jr. ("Villaverde") on the other hand, (individually as a "Party" and collectively, as the "Parties") with respect to that certain Agreement as further referenced in the recitals below.

RECITALS

WHEREAS, the Parties have entered into that certain Agreement which sets forth the Parties' rights and responsibilities with regard to the development, production, distribution, promotion, marketing, and exploitation of a mobile application (the "Project"); and

WHEREAS, the Parties desire to amend the Operating Agreement in certain respects as more particularly set forth below.

NOW, THEREFORE, in consideration of the execution and delivery of this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   The foregoing recitals are true and correct and are incorporated herein as if repeated at length. Unless the context otherwise requires, all initial capitalized terms used but not defined in this Amendment, shall have the meaning or meanings given to such terms in the Agreement. This Amendment shall be deemed a part of, but shall take precedence over and supersede any provisions to the contrary contained in the Agreement. All references in the Agreement or this Amendment shall be deemed to refer to the Agreement as modified by this Amendment, unless the context otherwise requires.

2.   Amendments to the Agreement.

(a)   The Parties agree that Yuniel Infante shall be removed as a manager from the Company.

(b)   Amended Membership Schedule: Company's Membership Schedule shall now appear as follows, and shall include additional members, who are unanimously approved by all Members. The additional members shall sign a counterpart signature page in the form of Exhibit A, attached and incorporated herein to this Second Amendment for illustrative purposes only. For so long as LAbreus and NAbreus each control at least 29% interest in the company, no other member or manager besides LAbreus or NAbreus shall be diluted in the event that additional units are sold (the "Threshold"), unless the Company has achieved a valuation of fifty billion dollars. Once the Threshold is met, other members may have their units diluted subject to the terms of the Agreement.

Members	Units	Percentage Interest	Capital Contribution	Capital Account
LANDY ABREUS	413,400	41.34%	$16,870	$16,870
NANDY ABREUS	413,400	41.34%	$16,870	$16,870

MANUEL VILLAVERDE, JR.	100,000	10.00%	$4,217	$4,217
YUNIEL INFANTE	10,000	1.00%	$424	$424
JOSE DARIEL AMENEIRO	5,000	0.50%	$212	$212
ROGER SCHAEFFLER	1,000	0.10%	$42	$42
MARIO MULET MULET	1,000	0.10%	$10,000	$10,000
BATOOL DAKHLALLAH	1,000	0.10%	$10,000	$10,000
RICARDO GABRIEL LUACES	1,000	0.10%	$10,000	$10,000
FRANK FUENTES	100	0.01%	$1,000	$1,000
ENRIQUE BOSS VIAMONTES	300	0.03%	$3,000	$3,000
DONEISHA EVELYN	500	0.05%	$5,000	$5,000
MICHAEL CHRISTOPHER SINGEL	500	0.05%	$5,000	$5,000
KATIA GONZALEZ ZAMORA	700	0.07%	$7,000	$7,000
MADAY CARIDAD MARRERO	300	0.03%	$3,000	$3,000
YUNIEL RODRIGUEZ	2,000	0.20%	$20,000	$20,000
JAMES MARTIN KNECHT III	1,000	0.10%	$10,000	$10,000
FERNANDO FLORES	1,000	0.10%	$10,000	$10,000
KENNETH PUWO KUEMETA	1,000	0.10%	$10,000	$10,000
DAIRON VAZQUEZ	1,000	0.10%	$5,000	$5,000
CARIDAD BUENO SUAREZ	500	0.05%	$5,000	$5,000
GARY MULET	1,000	0.10%	$10,000	$10,000
REYNIER ALONSO ACEVEDO	1,000	0.10%	$10,000	$10,000
SEAN KRISTOPHER KREYMBORG	500	0.05%	$5,000	$5,000
DAMARIS BENITEZ KREYMBORG	500	0.05%	$5,000	$5,000
NICOLE MARTINEZ	1,000	0.10%	$10,000	$10,000
YENLY MULET GOMEZ	500	0.05%	$5,000	$5,000
ROBERTO ARSENIO ESPINOSA	1,000	0.10%	$10,000	$10,000
ANTONIO MIGUEL DE LEON	500	0.05%	$5,000	$5,000
LUIS MANUEL VEGA SANCHEZ	500	0.05%	$5,000	$5,000

JOSE GUTIERREZ	1,000	0.10%	$10,000	$10,000
JOSE ENRIQUE MULET ZAMORA	300	0.03%	$3,000	$3,000
SHANTELL YACHETTA	1,000	0.10%	$10,000	$10,000
AYLEN AMESTOY	500	0.05%	$5,000	$5,000
DAVID PORRAS	500	0.05%	$5,000	$5,000
ERAYSY MARTIN	1,000	0.10%	$10,000	$10,000
NANA KOFI BRONYAH	1,500	0.15%	$15,000	$15,000
MIRIMA LEYVA	1,000	0.10%	$10,000	$10,000
FRANCISCO JAVIER CASTILLO	500	0.05%	$5,000	$5,000
JAVIER TERAN	500	0.05%	$5,000	$5,000
JONIQUE JOHNSON	1,000	0.10%	$10,000	$10,000
EMMANUEL MENSAH ARTHUR	2,000	0.20%	$20,000	$20,000
DANIEL SOTES	1,000	0.10%	$10,000	$10,000
LUCIAN ADRIEL BACALLAO	200	0.02%	$2,000	$2,000
OSVALDO PONCE ALONSO	300	0.03%	$3,000	$3,000
RUBEN LEON	300	0.03%	$3,000	$3,000
WILLIAM AMESTOY	1,000	0.10%	$10,000	$10,000
FRANCELY CASTILLO	1,000	0.10%	$10,000	$10,000
LENA BUSA ABDUL-GHANI	500	0.05%	$5,000	$5,000
LAYS GONZALEZ FERNANDEZ	1,000	0.10%	$10,000	$10,000
JORGE LUIS AMESTOY	200	0.02%	$2,000	$2,000
WAIYEE CHAN	1000	0.10%	$10,000	$10,000
THOMAS FERNANDEZ	500	0.05%	$5,000	$5,000
TROY CARLSON	1,000	0.10%	$10,000	$10,000
FLYBRIDGE STAFFING LLC	1,000	0.10%	$10,000	$10,000
AYLIN SANCHEZ	100	0.01%	$1,000	$1,000
MARISELA MORALES CABRERA	500	0.05%	$5,000	$5,000
BERLAINE BENITEZ	500	0.05%	$5,000	$5,000

PAMELA WATSON	500	0.05%	$5,000	$5,000
POWUM BENNAM	500	0.05%	$5,000	$5,000
BERNICE AMO-ADADE	500	0.05%	$5,000	$5,000
KARYNA PEREZ CRUZ	500	0.05%	$5,000	$5,000
ALBERTO ALVAREZ	300	0.03%	$3,000	$3,000
MILTON LARREA	1,500	0.15%	$15,000	$15,000
DANIEL QUESADA FIFFE	200	0.02%	$2,000	$2,000
RODOLFO QUINTANA ZAMORA	200	0.02%	$2,000	$2,000
ANUJ KHANDELWAL	1,800	0.18%	$0	$0
CUBO MARKETING LLC	4,000	0.40%	$0	$0
SONIA SANTOS	100	0.01%	$1,000	$1,000
WALMARY PEREZ SOCORRO	500	0.05%	$5,000	$5,000
ODAE FARUNIA	1,500	0.15%	$15,000	$15,000
JOEL BERNARD PYSKA	200	0.02%	$0	$0
JOSE ARMANDO GOMEZ	600	0.06%	$6,000	$6,000
AYBERK YENILMEZ	500	0.05%	$5,000	$5,000
PRISCILA FERNANDEZ	500	0.05%	$5,000	$5,000
JONATHAN FERNANDEZ	500	0.05%	$5,000	$5,000
JOSE CARLOS BOWLES	1,000	0.10%	$10,000	$10,000
BERTA GARAY	1,000	0.10%	$10,000	$10,000
MIGUEL ZULUETA	500	0.05%	$0	$0
OKO LABS INC.	1,000	0.10%	$10,000	$10,000
TOTALS	**1,000,000**	**100.00%**	**$540,635**	**$540,635**

3.   Except as amended herein, the Agreement shall remain in full force and effect.

[SIGNATURE PAGE FOLLOWS]

4

DocuSign Envelope ID: D527EF0F-3D28-4BE8-B79E-CB7828832D64

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

N&L Work App, LLC,
a Florida limited liability company

By its Managers:

DocuSigned by:
Landy Abreus

Landy Abreus, Manager

DocuSigned by:

Nandy Abreus, Manager

DocuSigned by:

Manuel Villaverde, Jr., Manager

EXHIBIT A

COUNTERPART SIGNATURE PAGE

The undersigned hereby executes and delivers this counterpart signature page to the Limited Liability Company Operating Agreement of N&L Work App, LLC (the "Company") among the Company's members, as amended from time to time (the "Agreement") on November 13, 2019 (the "Date"). Concurrently with the execution of this counterpart signature page, the undersigned will become a Member of the Company holding ______________________ (______________) Units (the "Units") under the terms of the Agreement, and will become bound by the provisions (including restrictions on transfer) thereto.

The undersigned hereby warrants and represents they have been given a copy of the Agreement and the Amendment(s), and shall assume such Units under the terms thereof.

____

Name:

SIXTH AMENDMENT TO OPERATING AGREEMENT FOR N&L WORK APP, LLC

THIS SIXTH AMENDMENT (the "Third Amendment") to the Operating Agreement for N&L Work App, LLC dated October 1, 2018, as amended on November 28 2018 (the "Amendment"), on May 13, 2019 (the "Second Amendment"), on May 28, 2019 (the "Third Amendment"), on September 30, 2019 (the "Fourth Amendment") and on November 13, 2019 (the "Fifth Amendment") is made as of February 5, 2020 by and between N&L Work App, LLC ("Company") on the one hand, and Landy Abreus ("LAbreus"), Nandy Abreus ("NAbreus"), and/or Manuel Villaverde Jr. ("Villaverde") on the other hand, (individually as a "Party" and collectively, as the "Parties") with respect to that certain Agreement as further referenced in the recitals below.

RECITALS

WHEREAS, the Parties have entered into that certain Agreement which sets forth the Parties' rights and responsibilities with regard to the development, production, distribution, promotion, marketing, and exploitation of a mobile application (the "Project"); and

WHEREAS, the Parties desire to amend the Operating Agreement in certain respects as more particularly set forth below.

NOW, THEREFORE, in consideration of the execution and delivery of this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   The foregoing recitals are true and correct and are incorporated herein as if repeated at length. Unless the context otherwise requires, all initial capitalized terms used but not defined in this Amendment, shall have the meaning or meanings given to such terms in the Agreement. This Amendment shall be deemed a part of, but shall take precedence over and supersede any provisions to the contrary contained in the Agreement or any subsequent amendments. All references in the Agreement or this Amendment shall be deemed to refer to the Agreement as modified by this Amendment, unless the context otherwise requires.

2.   Amendments to the Agreement.

(a)   Amended Membership Schedule: Company's Membership Schedule shall now appear as follows, and shall include additional members (if applicable), who are unanimously approved by all Members. The additional members shall sign a counterpart signature page in the form of Exhibit A, attached and incorporated herein to this Third Amendment for illustrative purposes only. All members acknowledge and agree that they may have their units diluted for the purpose of securing additional funding from third parties at the sole discretion of the Managers and irrespective of any previously mentioned Thresholds.

Members	Units	Percentage Interest	Capital Contribution	Capital Account
LANDY ABREUS	353,013	35.3013%	$16,870	$16,870
NANDY ABREUS	353,013	35.3013%	$16,870	$16,870
MANUEL VILLAVERDE, JR.	100,000	10.0000%	$4,217	$4,217
YUNIEL INFANTE	10,000	1.0000%	$424	$424
JOSE DARIEL AMENEIRO	5,000	0.5000%	$212	$212

ROGER SCHAEFFLER	1,000	0.1000%	$42	$42
MARIO MULET MULET	3,333	0.3333%	$10,000	$10,000
BATOOL DAKHLALLAH	3,333	0.3333%	$10,000	$10,000
RICARDO GABRIEL LUACES	3,333	0.3333%	$10,000	$10,000
FRANK FUENTES	333	0.0333%	$1,000	$1,000
ENRIQUE BOSS VIAMONTES	667	0.0667%	$2,000	$2,000
DONEISHA EVELYN	1,666	0.1666%	$5,000	$5,000
MICHAEL CHRISTOPHER SINGEL	1,666	0.1666%	$5,000	$5,000
KATIA GONZALEZ ZAMORA	1,166	0.1166%	$3,500	$3,500
LEYANET DIAZ ZAMORA	1,166	0.1166%	$3,500	$3,500
MADAY CARIDAD MARRERO	1,000	0.1000%	$3,000	$3,000
YUNIEL RODRIGUEZ	6,666	0.6666%	$20,000	$20,000
JAMES MARTIN KNECHT III	3,333	0.3333%	$10,000	$10,000
FERNANDO FLORES	3,333	0.3333%	$10,000	$10,000
KENNETH PUWO KUEMETA	3,333	0.3333%	$10,000	$10,000
DAIRON VAZQUEZ	3,333	0.3333%	$5,000	$5,000
CARIDAD BUENO SUAREZ	1,666	0.1666%	$5,000	$5,000
GARY MULET	3,333	0.3333%	$10,000	$10,000
REYNIER ALONSO ACEVEDO	3,333	0.3333%	$10,000	$10,000
SEAN KRISTOPHER KREYMBORG	1,666	0.1666%	$5,000	$5,000
DAMARIS BENITEZ KREYMBORG	1,666	0.1666%	$5,000	$5,000
NICOLE MARTINEZ	3,333	0.3333%	$10,000	$10,000
YENLY MULET GOMEZ	1,666	0.1666%	$5,000	$5,000
ROBERTO ARSENIO ESPINOSA	3,333	0.3333%	$10,000	$10,000

ANTONIO MIGUEL DE LEON	1,666	0.1666%	$5,000	$5,000
LUIS MANUEL VEGA SANCHEZ	1,666	0.1666%	$5,000	$5,000
JOSE GUTIERREZ	3,333	0.3333%	$10,000	$10,000
JOSE ENRIQUE MULET ZAMORA	1,000	0.1000%	$3,000	$3,000
SHANTELL YACHETTA	3,333	0.3333%	$10,000	$10,000
AYLEN AMESTOY	1,666	0.1666%	$5,000	$5,000
DAVID PORRAS	1,666	0.1666%	$5,000	$5,000
ERAYSY MARTIN	3,333	0.3333%	$10,000	$10,000
NANA KOFI BRONYAH	5,000	0.5000%	$15,000	$15,000
MIRIMA LEYVA	3,333	0.3333%	$10,000	$10,000
FRANCISCO JAVIER CASTILLO	1,666	0.1666%	$5,000	$5,000
JAVIER TERAN	1,666	0.1666%	$5,000	$5,000
JONIQUE JOHNSON	3,333	0.3333%	$10,000	$10,000
EMMANUEL MENSAH ARTHUR	5,000	0.5000%	$15,000	$15,000
DANIEL SOTES	3,333	0.3333%	$10,000	$10,000
LUCIAN ADRIEL BACALLAO	667	0.0667%	$2,000	$2,000
OSVALDO PONCE ALONSO	1,000	0.1000%	$3,000	$3,000
RUBEN LEON	1,000	0.1000%	$3,000	$3,000
WILLIAM AMESTOY	3,333	0.3333%	$10,000	$10,000
FRANCELY CASTILLO	3,333	0.3333%	$10,000	$10,000
LENA BUSA ABDUL-GHANI	1,666	0.1666%	$5,000	$5,000
LAYS GONZALEZ FERNANDEZ	3,333	0.3333%	$10,000	$10,000
JORGE LUIS AMESTOY	667	0.0667%	$2,000	$2,000
WAIYEE CHAN	3,333	0.3333%	$10,000	$10,000
THOMAS FERNANDEZ	1,666	0.1666%	$5,000	$5,000
TROY CARLSON	3,333	0.3333%	$10,000	$10,000
FLYBRIDGE STAFFING LLC	3,333	0.3333%	$10,000	$10,000

AYLIN SANCHEZ	167	0.0167%	$500	$500
MARISELA MORALES CABRERA	1,666	0.1666%	$5,000	$5,000
BERLAINE BENITEZ	1,666	0.1666%	$5,000	$5,000
PAMELA WATSON	1,666	0.1666%	$5,000	$5,000
POWUM BENNAM	1,666	0.1666%	$5,000	$5,000
BERNICE AMO-ADADE	1,666	0.1666%	$5,000	$5,000
KARYNA PEREZ CRUZ	1,666	0.1666%	$5,000	$5,000
ALBERTO ALVAREZ	1,000	0.1000%	$3,000	$3,000
MILTON LARREA	5,000	0.5000%	$15,000	$15,000
DANIEL QUESADA FIFFE	667	0.0667%	$2,000	$2,000
RODOLFO QUINTANA ZAMORA	667	0.0667%	$2,000	$2,000
ANUJ KHANDELWAL	5,999	0.5999%	$0	$0
CUBO MARKETING LLC	4,000	0.4000%	$0	$0
SONIA SANTOS	333	0.0333%	$1,000	$1,000
WALMARY PEREZ SOCORRO	1,666	0.1666%	$5,000	$5,000
ODAE FARUNIA	5,000	0.5000%	$15,000	$15,000
JOEL BERNARD PYSKA	667	0.0667%	$0	$0
JOSE ARMANDO GOMEZ	2,000	0.2000%	$6,000	$6,000
AYBERK YENILMEZ	1,666	0.1666%	$5,000	$5,000
PRISCILA FERNANDEZ	1,666	0.1666%	$5,000	$5,000
JONATHAN FERNANDEZ	1,666	0.1666%	$5,000	$5,000
JOSE CARLOS BOWLES	3,333	0.3333%	$10,000	$10,000
BERTA GARAY	3,333	0.3333%	$10,000	$10,000
MIGUEL ZULUETA	500	0.0500%	$0	$0
OKO LABS INC.	3,333	0.3333%	$10,000	$10,000
TOTALS	1,000,000	100.0000%	$534,135	$534,135

3.   Except as amended herein, the Agreement shall remain in full force and effect.

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[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

N&L Work App, LLC,
a Florida limited liability company

By its Managers:

DocuSigned by:

Landy Abreus, Manager

DocuSigned by:

Nandy Abreus, Manager

DocuSigned by:

Manuel Villaverde, Jr., Manager

AGREED AND ACKNOWLEDGED BY:

Member Name:

EXHIBIT A

COUNTERPART SIGNATURE PAGE

The undersigned hereby executes and delivers this counterpart signature page to the Limited Liability Company Operating Agreement of N&L Work App, LLC (the "Company") among the Company's members, as amended from time to time (the "Agreement") on February 5, 2020 (the "Date"). Concurrently with the execution of this counterpart signature page, the undersigned will become a Member of the Company holding _____ (_____) Units (the "Units") under the terms of the Agreement, and will become bound by the provisions (including restrictions on transfer) thereto.

The undersigned hereby warrants and represents they have been given a copy of the Agreement and the Amendment(s), and shall assume such Units under the terms thereof.

Name: _____

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